THE POWER TO ENDURE



2009 ANNUAL REPORT MGM MIRAGE


NO MATTER HOW TURBULENT
THE TIMES,
NO MATTER HOW CHALLENGING
THE ENVIRONMENT,
THE PEOPLE OF MGM MIRAGE
HAVE SUMMONED THE STRENGTH
TO ENDURE.



© MAYA LIN - "SILVER RIVER" 2009


Received SEC
MAY 10 2010
Washington, DC 20549



LETTER FROM THE CHAIRMAN

DEAR SHAREHOLDERS

Let me be clear: 2009 was a demanding year. It demanded our courage, our strength and our resolve.

Throughout what were undoubtedly the most difficult economic circumstances of our generation, your Company demonstrated the courage of conviction, the courage to persevere, and the courage to endure. It is said that the greatest measure of character comes when we are pushed to the very brink – that moment when we feel we have nothing left, and then reach deeper to find just that much more.

THAT IS EXACTLY WHAT THE EMPLOYEES OF YOUR COMPANY DID IN 2009.

Like most, ever since I was young I have defined courage in traditional ways. The word evoked images of a soldier taking up arms for his/her country and of a police officer staring down a criminal with a gun. But this past year, I learned a new form of courage. I was privileged to witness the courage of our employees as they faced this recession head-on. While all of us were reading the fatalistic headlines written by journalists and analysts who had written off our industry, the employees of your Company were coming to work, supporting one another through extraordinary personal and professional circumstances, clocking in on time, going the extra mile and delivering a level of exceptional service that made our guests feel special.

We have stared down the competition, the economy and the naysayers.



THEY NEVER GAVE UP AND NEVER GAVE IN.

Ultimately, the successes our Company achieved would not have been possible without the extraordinary courage, dedication and heroism exhibited by the people of this Company. So I begin my annual message to you by telling you how extraordinarily proud I am of my fellow employees and the courage they exhibit among us every day at MGM MIRAGE. We have stared down the competition, the economy and the naysayers. There were those who thought we would fail. The problems of Las Vegas, the U.S. economy, and the global financial crisis were just too big – they said. But we prevailed. Our company demonstrated that it is necessary – and beneficial – to meet unprecedented problems with unprecedented solutions, to remake and re-imagine, to innovate and envision, a new company that is not just stronger, but smarter, more sustainable, and more connected to the people we serve.

"CITYCENTER SEEMED LIKE A NATURAL EXTENSION - OR EVOLUTION - OF THE BEST VEGAS HAS TO OFFER, WRAPPED UP IN ONE HUGE PACKAGE. EXCITING WITHOUT BEING OVERWHELMING. IMPRESSIVE, BUT NOT OPPRESSIVE. LUXURIOUS BUT LESS WASTEFUL. A PLACE IN ITS OWN RIGHT, NOT A SUPERFICIAL KNOCKOFF OF ANOTHER CITY. AND YES, YOU'RE REALLY IN LAS VEGAS."

SAN FRANCISCO CHRONICLE


Aria
LOUIS VUITTON



THE COURAGE TO PERSEVERE

Your Company greeted the arrival of 2009 under formidable circumstances. Compounding a national economy already on the ropes, politicians and the media vilified companies that came to Las Vegas to do business. Wall Street began to pen our obituary. Anxious lenders, already concerned, became even more apprehensive.

The largest privately funded project in the United States, CityCenter right here in Las Vegas, faced financial jeopardy. Thousands of jobs were at risk; the future of the city was in doubt. We understood the overwhelming odds and kept working, refusing to accept defeat. Each hill we climbed revealed yet one more behind it, even larger. Our Corporate Finance team led by Dan D'Arrigo and Bob Selwood worked literally around the clock and brilliantly tackled every challenge we faced.

FINALLY, WE ACCOMPLISHED WHAT OTHERS SAID COULD NOT BE DONE.

We successfully negotiated terms with our lenders for both CityCenter and for MGM MIRAGE that injected vital capital into our enterprises. We sold assets to raise cash, and cut costs from every corner of operations. We created the runway needed to restructure our obligations and in the months since, we have accomplished even greater strides in strengthening our financial position.

And while we now stand on far more solid financial ground, 2009 still served as a serious wake-up call. As survivors of that experience, each of us has gained a renewed sense of hope and determination. As a company, we begin every day with a new lease on life and a keen sense of optimism, armed with the lessons of our past.


"CITYCENTER IS
STRAIGHTFORWARD,
BOLD AND BEAUTIFUL."
THE OREGONIAN



No less impressive than our financial accomplishment was the successful, on-time completion and opening of CityCenter. While we were working around the clock to build and solidify relationships with international financiers, 10,000 men and women were next door building one of the finest resort destinations in the world. When guests arrive at CityCenter, they may not realize the toil and true grit that we invested in this project, but they almost immediately realize that in CityCenter, we have changed the landscape of Las Vegas forever. Architects, craftsmen and builders turned vision into a brick-and-mortar reality, merging refined style and innovation with sensibility and class. Our staff worked tirelessly to ensure delivery of a world-class icon. The result is the most breathtaking, extraordinary development Las Vegas has ever seen.

AMIDST THE WORST ECONOMY IN A GENERATION, CITYCENTER BECAME THE LARGEST HIRING OPPORTUNITY IN THE NATION, CREATING MORE THAN 10,000 JOBS.



THE COURAGE TO ENDURE



MGM

Beyond Las Vegas, your Company continues to make great strides in the international marketplace. MGM Macau turned the corner operationally in 2009. Cash flows are growing and plans are underway to increase our stake in that dynamic market. We are rolling out concepts to modify the gaming floor, to make it even more exciting and compelling for high-end players, and to broaden our appeal to mass market customers. Our Macau neighbor, One Central, opened its doors in January 2010. This new retail facility is a beautiful addition to the area, featuring a phenomenal line-up of retailers that includes Louis Vuitton, Hermès, Loewe, and Tod's. We expect MGM Macau to benefit greatly from the increased visitor traffic. While we continue to grow the market share of MGM Macau, we are also seeking opportunities to expand in the region with our JV partner. We are engaged in the process of expanding our presence in Macau and plan to play a significant role in the region's future development. MGM MIRAGE Hospitality ("MMH") continues its aggressive campaign to partner with local developers in select venues and introduce MGM MIRAGE-branded hotels and resorts in many nations around the world. MMH projects in various stages of development are underway in Dubai, Abu Dhabi, Vietnam, India and several additional locations in China. MMH's business model allows us to extend the global presence and reputation of our world-famous brands by leveraging existing resources without committing significant capital. The first project is slated to open in China in the fourth quarter of 2011.

AND WHILE WE ARE EXPANDING OUR PURVIEW INTERNATIONALLY, WE ARE TAKING ADVANTAGE OF THE SYNERGY CREATED BY OUR BEST-IN-SECTOR PORTFOLIO OF PROPERTIES AND THE UNMATCHED EXPERTISE OF THE PROFESSIONALS WHO OPERATE THEM.

To address this, Corey Sanders was promoted to Chief Operating Officer of our Core Brand portfolio.


MIRAGE
MIRAGE



CityCenter is one of the world's largest environmentally responsible projects.

In addition to leveraging our brands and resorts, MGM MIRAGE has a database of more than 60 million customers. Last August, Bill Hornbuckle was promoted to the newly created position of Chief Marketing Officer. In this role, he is leading our Company's overall marketing efforts. One of his first initiatives includes the re-launch and re-branding of our Players Club into a unifying loyalty program that drives revenue, increases customer intimacy and maximizes shareholder value by leveraging our unique portfolio of assets. The newly expanded club will be a perfect blend of loyalty and reward, providing members with the industry's simplest, most comprehensive and most appealing combination of gaming experiences, privileges, appreciation and engagement. Underlying the program is more refined technology that allows Players Club members to customize their engagement with the program, so they can define their own Las Vegas experience. Key to the new Players Club is a tiered system that rewards players with richer benefits and rewards the more they engage with our brands. Expect to hear much more about these efforts, about our new Players Club and other marketing success stories before the end of this year.

DESPITE INTENSE ECONOMIC PRESSURES THAT MIGHT CAUSE OTHERS TO COMPROMISE, I AM PROUD TO SAY THAT MGM MIRAGE REMAINED TRUE TO ITS PRINCIPLES AND MAINTAINED ITS POSITION OF RESPONSIBILITY TO THE COMMUNITIES IN WHICH WE OPERATE.

Your Company's philanthropic efforts last year continued to support many much-needed and deserving programs and agencies in our communities. Particularly salient in this economic atmosphere were contributions to agencies that provide a "safety net" for those experiencing difficult times, such as Three Square food bank, HELP of Southern Nevada and the Shade Tree Shelter for women and children. MGM MIRAGE also continued its leadership in support of public education. Last year, we sponsored seven Empowerment Schools, and we were recognized as an Outstanding Corporate Partner by the Clark County School District School-Community Partnership Program. We have maintained our commitment to The Smith Center, dedicated to bringing a premier performing arts center to Las Vegas. We are also helping to bring cutting-edge medical care and research to the greater Nevada community and beyond through our support of organizations like the Cleveland Clinic Lou Ruvo Center for Brain Health and Nevada Cancer Institute, among others.

Aside from our Company's philanthropy, the employees of MGM MIRAGE continued their financial support of our communities through the employee-funded Voice Foundation. Last year, in addition to countless hours of volunteer time, our employees invested more than $4.7 million in a wide variety of causes. In total, MGM MIRAGE employees have invested more than $30 million into their communities since the foundation was created in 2002. We are immensely proud of their efforts, and we applaud them for their service, passion and dedication. As our nationally recognized Diversity Initiative enjoys its tenth year, it was remarkable to see this effort continue to grow throughout the organization. We are, in every way, a better company for having integrated this value system into our daily lives. Our CityCenter team, led by Bobby Baldwin and Bill McBeath, delivered a masterpiece and an inspiration. As a companion to our award-winning supplier diversity program, CityCenter's construction diversity push resulted in expenditure of more than $700 million with minority- and women-owned enterprises who contributed to this development across many disciplines. We believe this to be a historic level of participation by minority- and women-owned businesses in a major construction project in our nation. The opening of CityCenter in 2009 was the single most significant accomplishment in environmentally conscious development in history, and today is a global showcase of urban design and human sustainability. The project was awarded six LEED Gold Certifications by the U.S. Green Building Council and focuses on building energy efficiencies, including the introduction of the first highly efficient self-generation power plant on the Las Vegas Strip. S. Richard Fedrizzi, President, CEO and Founding Chairman of the U.S. Green Building Council, said, "CityCenter was developed with a sense of purpose and quality and will inspire those around the world. This is a transformative development." These principles are not unique to CityCenter, but have been at work throughout your Company for years. We continue to create programs and processes to further sustainability and improve operational performance. Total electricity saved during the past year as a result of these combined efforts is equivalent to more than 11,000 average homes. Sustainability will continue to be a platform for organizational innovation from which we will drive shareholder value for years to come.








MGM
LUXOR

THE COURAGE OF CONVICTION

Many view MGM MIRAGE as simply a collection of great resorts, but we are more than that. Your Company is the embodiment of a set of powerful values: Leadership. Diversity. Sustainability. Responsibility. And most importantly... Courage. While this past year demanded courage from all of us, we remained true to our core, maintaining the other important principles that define who we are as a Company. Many of us were working unimaginably long days untangling the economics of the recession, while others kept steel and glass rising into the sky. Above all, our employees learned to use creativity to work more effectively, to do more with less, and most importantly, to send every guest home eager for their next visit.

WE NEVER GAVE UP AND NEVER GAVE IN.

We are by no means out of these woods, but a brighter horizon is in our sights. In 2009, we proved our resolve and our ability to utilize our tremendous assets to achieve results that most thought were unachievable. And as we have many times, we showed the character and courage of our convictions to face challenges head-on and turn them into victories. We feel that our courage is not yet depleted, that we can reach deeper still and achieve many more victories in 2010 and beyond.

Sincerely,

James J. Murren

Chairman and Chief Executive Officer



2009 Annual Report — Financial Section

CONTENTS

SELECTED FINANCIAL DATA

	For The Years Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except per share data)				
Net revenues	$ 5,978,589	$ 7,208,767	$ 7,691,637	$ 7,175,956	$ 6,128,843
Operating income (loss)	(963,876)	(129,603)	2,863,930	1,758,248	1,330,065
Income (loss) from continuing operations	(1,291,682)	(855,286)	1,400,545	635,996	435,366
Net income (loss)	(1,291,682)	(855,286)	1,584,419	648,264	443,256
Basic earnings per share:					
Income (loss) from continuing operations	$ (3.41)	$ (3.06)	$ 4.88	$ 2.25	$ 1.53
Net income (loss) per share	(3.41)	(3.06)	5.52	2.29	1.56
Weighted average number of shares	378,513	279,815	286,809	283,140	284,943
Diluted earnings per share:					
Income (loss) from continuing operations	$ (3.41)	$ (3.06)	$ 4.70	$ 2.18	$ 1.47
Net income (loss) per share	(3.41)	(3.06)	5.31	2.22	1.50
Weighted average number of shares	378,513	279,815	298,284	291,747	296,334
At year-end:					
Total assets	$22,518,210	$23,274,716	$22,727,686	$22,146,238	$20,699,420
Total debt, including capital leases	14,060,270	13,470,618	11,182,003	12,997,927	12,358,829
Stockholders' equity	3,870,432	3,974,361	6,060,703	3,849,549	3,235,072
Stockholders' equity per share	$ 8.77	$ 14.37	$ 20.63	$ 13.56	$ 11.35
Number of shares outstanding	441,222	276,507	293,769	283,909	285,070

The following events/transactions affect the year-to-year comparability of the selected financial data presented above:

Acquisitions and Dispositions

- Our acquisition of Mandalay Resort Group closed on April 25, 2005.
- In April 2007, we sold the Primm Valley Resorts.
- In June 2007, we sold the Colorado Belle and Edgewater resorts in Laughlin, Nevada (the "Laughlin Properties").
- In 2007, we recognized a $1.03 billion pre-tax gain on the contribution of CityCenter to a joint venture.
- In March 2009, we sold the Treasure Island casino resort ("TI") in Las Vegas, Nevada and recorded a gain on the sale of $187 million.

The results of the Primm Valley Resorts and the Laughlin Properties are classified as discontinued operations for all applicable periods presented, including the gain on sales of such assets.

Other

- Beau Rivage was closed from August 2005 to August 2006 due to Hurricane Katrina.
- During 2007 and 2006, we recognized our share of profits from the sale of condominium units at The Signature at MGM Grand. We recognized $93 million and $117 million (pre-tax) of such income in 2007 and 2006, respectively.
- During 2007 and 2006, we recognized $284 million and $86 million, respectively, of pre-tax income for insurance recoveries related to Hurricane Katrina.
- In 2008, we recognized a $1.2 billion non-cash impairment charge related to goodwill and indefinite-lived intangible assets recognized in the Mandalay acquisition.
- In 2009, we recorded non-cash impairment charges of $176 million related to our M Resort note, $956 million related to our investment in CityCenter, $203 million related to our share of the CityCenter residential impairment, and $548 million related to our land holdings on Renaissance Pointe in Atlantic City and capitalized development costs related to our postponed MGM Grand Atlantic City Project.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview

Liquidity and Financial Position

We have significant indebtedness and we have significant financial commitments in 2010. On December 30, 2009, we borrowed the $1.6 billion then available to us under our senior credit facility in order to increase our capacity for issuing additional senior secured notes under our existing public notes indentures; we repaid this borrowing on January 4, 2010. Therefore, as of December 31, 2009, we had a higher than normal cash balance of $2.1 billion. As of December 31, 2009, we had approximately $14.1 billion of total long-term debt including amounts outstanding under our senior credit facility. As discussed below, on February 25, 2010, we entered into an agreement amending our senior credit facility, which, among other things, provides for an extension of the maturity date for a portion of our senior credit facility (subject to the fulfillment of certain conditions), provided for a reduction in the credit exposures of lenders agreeing to such extensions, and an increase in applicable interest rates payable to such lenders.

As of December 31, 2009 our financial obligations in 2010 included $1.1 billion related to maturities of long-term debt; $1.0 billion in estimated interest payments on outstanding debt; and an estimated $394 million under our CityCenter completion guarantee which we expect to be partially offset by up to $244 million in proceeds from the sale of residential units at CityCenter, though the timing of receipt of such proceeds is uncertain. In addition, we expect to invest approximately $250 million in currently uncommitted capital expenditures at our resorts in 2010.

Giving effect to the January 4, 2010 repayment, we had approximately $1.6 billion available under our senior credit facility to fund our 2010 obligations as of December 31, 2009. We have no other existing sources of borrowing availability, except to the extent we reduce amounts outstanding under the senior credit facility. In addition, we historically have generated significant cash flows from operations; we generated approximately $1.4 billion in cash flows from operations before deducting cash paid for interest in 2009. We also expect to receive tax refunds of approximately $385 million during 2010.

On February 25, 2010 we entered into an amendment (the "Amendment") to our senior credit facility which:

- Provides us a period through June 30, 2010 to raise sufficient capital to make the "Required Prepayments" described below;
- Permits us to issue not more than $850 million of secured indebtedness to finance all or a portion of the Required Prepayments;
- Permits us to transfer our 50% interest in Borgata and certain land and cash into a trust — see "Borgata" below; and
- Requires the payment of an amendment fee to all lenders under our credit facility.

Pursuant to the Amendment, a restatement of our senior credit facility (the "Restated Loan Agreement") will become effective upon making of the Required Prepayments and satisfaction of certain documentary conditions provided that these occur no later than June 30, 2010.

The Restated Loan Agreement:

- Requires us to make a 20% reduction in credit exposures of those of our lenders which have agreed to extend their commitments, other than lenders which have waived such reduction (the "Required Prepayments" — approximately $820 million);
- Subject to the making of the Required Prepayments and the fulfillment of certain other conditions, re-tranches the senior credit facility so that approximately $1.4 billion of revolving loans and commitments will be effectively converted into term loans, leaving a revolving credit commitment of $2.0 billion, approximately $300 million of which will mature in October 2011;
- Requires us to repay in full the approximately $1.2 billion owed to lenders which have not agreed to extend their commitments on or before the existing maturity date in October 2011;

- Extends (subject to certain conditions) the maturity date for the remaining approximately $3.6 billion of the loans and lending commitments (adjusted for the Required Prepayments) under the credit facility through February 21, 2014;
- Provides for extension fees and a 100 basis point increase in interest rate for extending lenders; and
- Continues the existing minimum EBITDA and maximum annual capital expenditure convenants with periodic step-ups during the extension period.

In addition, the Restated Loan Agreement will allow us to issue unsecured debt and equity securities to refinance indebtedness maturing prior to October 3, 2011 and the $1.2 billion portion of the obligations owed to non-extending Lenders. Following the repayment of such lenders and the fulfillment of certain other conditions, the maturity of the balance of the senior credit facility will be extended to February 21, 2014 and the Restated Loan Agreement will thereafter permit us to issue unsecured debt and equity securities to refinance indebtedness which matures prior to the maturity date of the extended facilities. However, (a) indebtedness in amounts issued in excess of $250 million over such interim maturities requires ratable prepayment of the credit facilities in an amount equal to 50% of the net cash proceeds of such excess, and (b) equity amounts issued in excess of $500 million over such interim maturities require ratable prepayment of the credit facilities in an amount equal to 50% of the net cash proceeds of such excess.

Current Operations

At December 31, 2009, our operations consisted of 15 wholly-owned casino resorts and 50% investments in five other casino resorts, including:

Las Vegas, Nevada:	CityCenter (50% owned and managed by us), Bellagio, MGM Grand Las Vegas, Mandalay Bay, The Mirage, Luxor, New York-New York, Excalibur, Monte Carlo and Circus Circus Las Vegas.
Other:	Circus Circus Reno and Silver Legacy (50% owned) in Reno, Nevada; Gold Strike in Jean, Nevada; Railroad Pass in Henderson, Nevada; MGM Grand Detroit in Detroit, Michigan; Beau Rivage in Biloxi, Mississippi and Gold Strike Tunica in Tunica, Mississippi; Borgata (50% owned) in Atlantic City, New Jersey; Grand Victoria (50% owned) in Elgin, Illinois; and MGM Grand Macau (50% owned).

Other operations include the Shadow Creek golf course in North Las Vegas and Fallen Oak golf course in Saucier, Mississippi. We also own the Primm Valley Golf Club at the California state line, which is currently operated by a third party. In December 2008, we entered into an agreement to sell TI; the sale closed in March 2009.

CityCenter. The other 50% of CityCenter is owned by Infinity World Development Corp ("Infinity World"), a wholly-owned subsidiary of Dubai World, a Dubai, United Arab Emirates government decree entity. CityCenter consists of Aria, a 4,000-room casino resort; Mandarin Oriental Las Vegas, a 400-room non-gaming boutique hotel; Crystals, a 425,000 square foot retail district, including shops, dining and entertainment venues; and Vdara, a 1,495-room luxury condominium-hotel. In addition, CityCenter features residential units in the Residences at Mandarin Oriental — 225 units, and Veer — approximately 670 units. Aria opened on December 16, 2009 and Vdara, Mandarin Oriental and Crystals all opened in early December 2009. The residential units within CityCenter began the sales closing process in early 2010. Additionally, CityCenter postponed the opening of The Harmon Hotel & Spa, a 400-room non-gaming boutique hotel, until such time as we and Infinity World mutually agree to proceed with its completion. We receive a management fee of 2% of gross revenues for the management of Aria and Vdara, and 5% of EBITDA, as defined. In addition, we receive an annual fee of $3 million for the management of Crystals.

Borgata. In May 2009, the New Jersey Division of Gaming Enforcement (the "DGE") issued a report which recommended to the New Jersey Casino Control Commission (the "New Jersey Commission) that, among other things, our Macau joint venture partner be found to be unsuitable and we be directed to disengage from any business association with such Macau joint venture partner. We are currently involved in constructive settlement discussions with the DGE, which have centered on us placing our 50% ownership interest in the Borgata Hotel Casino & Spa and related leased land in Atlantic City into a divestiture trust (the "Trust") for which we would be the sole economic beneficiary. Any settlement is subject to both DGE and New Jersey Commission approval.

In February 2010, we entered into an amendment to our joint venture agreement with Boyd Gaming Corporation ("Boyd") to permit the transfer of our 50% ownership interest into the Trust in connection with our potential settlement agreement with the DGE. The amendment also includes the following provisions that would become effective only upon the transfer of the joint venture interests into Trust: Boyd would receive a priority partnership distribution of approximately $31 million (equal to the excess prior capital contributions by Boyd) upon successful refinancing of the Borgata credit facility; in addition, Boyd would receive a payment from the Trust equal to the greater of $10 million or 3% of the proceeds from the sale of our 50% interest in Borgata.

If we reach a settlement agreement with the DGE, we will discontinue the equity method of accounting for Borgata at the point the assets are placed in the Trust and will account for our rights under the trust arrangement under the cost method of accounting. Earnings and losses that relate to the investment that were previously accrued will remain as a part of the carrying amount of the investment. Distributions received by the Trust in subsequent periods that do not exceed our share of earnings will be recognized currently in earnings. However, distributions to the Trust in subsequent periods that exceed our share of earnings for such periods will be applied to reduce the carrying amount of our investment.

Key Performance Indicators

Our primary business is the ownership and operation of casino resorts, which includes offering gaming, hotel, dining, entertainment, retail and other resort amenities. Over half of our net revenue is derived from non-gaming activities, a higher percentage than many of our competitors, as our operating philosophy is to provide a complete resort experience for our guests, including non-gaming amenities for which our guests are willing to pay a premium. Our significant convention and meeting facilities allow us to maximize hotel occupancy and customer volumes during off-peak times such as mid-week or during traditionally slower leisure travel periods, which also leads to better labor utilization. We believe that we own several of the premier casino resorts in the world and have continually reinvested in our resorts to maintain our competitive advantage.

As a resort-based company, our operating results are highly dependent on the volume of customers at our resorts, which in turn affects the price we can charge for our hotel rooms and other amenities. We also generate a significant portion of our operating income from the high-end gaming segment, which can be a cause for variability in our results. Key performance indicators related to revenue are:

- Gaming revenue indicators — table games drop and slots handle (volume indicators); "win" or "hold" percentage, which is not fully controllable by us. Our normal table games win percentage is in the range of 18% to 22% of table games drop and our normal slots win percentage is in the range of 7% to 8% of slots handle;
- Hotel revenue indicators — hotel occupancy (a volume indicator); average daily rate ("ADR," a price indicator); revenue per available room ("REVPAR," a summary measure of hotel results, combining ADR and occupancy rate).

Most of our revenue is essentially cash-based, through customers wagering with cash or paying for non-gaming services with cash or credit cards. Our resorts, like many in the industry, generate significant operating cash flow. Our industry is capital intensive and we rely heavily on the ability of our resorts to generate operating cash flow to repay debt financing, fund maintenance capital expenditures and provide excess cash for future development.

We generate a majority of our net revenues and operating income from our resorts in Las Vegas, Nevada, which exposes us to certain risks outside of our control, such as increased competition from new or expanded Las Vegas resorts, and from the expansion of gaming in California. We are also exposed to risks related to tourism and the general economy, including national and global economic conditions and terrorist attacks or other global events.

Our results of operations do not tend to be seasonal in nature, though a variety of factors may affect the results of any interim period, including the timing of major Las Vegas conventions, the amount and timing of marketing and special events for our high-end customers, and the level of play during major holidays, including New Year and Chinese New Year. We market to different customer segments to manage our hotel occupancy, such as targeting large conventions to ensure mid-week occupancy. Our results do not depend on key individual customers, although our success in marketing to customer groups, such as convention customers, or the financial health of customer segments, such as business travelers or high-end gaming customers from a particular country or region, can affect our results.

Impact of Economic Conditions and Credit Markets on Our Results of Operations

The state of the U.S. economy has negatively affected our results of operations since 2008 and we expect to continue to be affected by certain aspects of the current economic conditions — high unemployment and weak housing market, for example — into 2010. The decrease in liquidity in the credit markets which began in late 2007 and accelerated in late 2008 also significantly affected our results of operations and financial condition.

Uncertain economic conditions continue to affect our customers' spending levels. Travel and travel-related expenditures have been particularly affected as businesses and consumers have altered their spending patterns which has led to decreases in visitor volumes and customer spending. Businesses responded to the difficult economic conditions by reducing travel budgets. This factor, along with perceptions surrounding certain types of business travel, negatively affected convention attendance in Las Vegas in 2009. Convention and catering customers cancelled or postponed a significant number of events occurring during 2008, 2009, and early 2010. Other conditions currently or recently present in the economic environment which tend to negatively affect our operating results include:

- Weaknesses in employment and increases in unemployment;
- Weak consumer confidence;
- Weak housing market and significant declines in housing prices and related home equity; and
- Decreases in air capacity to Las Vegas.

Because of these economic conditions, we have increasingly focused on managing costs and continue to review all areas of operations for efficiencies. We continually manage staffing levels across all our resorts and have reduced our salaried management positions. As a result, the average number of full-time equivalents at our resorts for the year ended December 31, 2009 was 11% lower than 2008, which was 8% lower than 2007.

In addition, we did not pay discretionary bonuses for 2008 due to not meeting our internal profit targets; we suspended Company contributions to our 401(k) plan and our nonqualified deferred compensation plans in 2009; we rescinded cost of living increases for non-union employees in 2009; and we reached an agreement with our primary union to defer the 2009 contractual pay increase. We paid discretionary bonuses for 2009 in February 2010 and we will provide general salary increases to certain salaried employees in 2010. However, company matching contributions to our 401(k) plan and our nonqualified deferred compensation plans will remain frozen until such time as we believe it is prudent to reinstate these benefits.

Our results of operations are also affected by decisions we made related to our capital allocation, our access to capital, and our cost of capital — all of which are affected by the uncertain state of the global economy and the continued instability in the capital markets. For example:

- In connection with the amendments to our senior credit facility in 2008, 2009, and 2010, we will incur higher interest costs;
- Senior notes issued in November 2008, May 2009 and September 2009 carry significantly higher interest rates than the notes maturing in 2009 and 2010, which will also lead to higher interest costs; and
- Several credit agencies downgraded our credit rating in 2008 and 2009, which may affect our ability to access future capital and cause future borrowings to carry higher interest rates.

Impairment Charges

Atlantic City Renaissance Pointe Land. We reviewed the carrying value of our Renaissance Pointe land holdings for impairment at December 31, 2009 as we do not intend to pursue development of our MGM Grand Atlantic City project for the foreseeable future. Our Renaissance Pointe land holdings include a 72-acre development site and 10 acres of land subject to a long-term lease with the Borgata joint venture. The fair value of the development land was determined based on a market approach, and the fair value of land subject to the long-term lease with Borgata was determined using a discounted cash flow analysis using expected contractual cash flows under the lease discounted at a market capitalization rate. As a result, we recorded a non-cash impairment charge of $548 million in the 2009 fourth quarter, which was included in "Property transactions, net" related to our land holdings on Renaissance Pointe and capitalized development costs.

CityCenter. At September 30, 2009, we reviewed our CityCenter investment for impairment using revised operating forecasts developed by CityCenter management late in the third quarter of 2009. In addition, the impairment charge related to CityCenter's residential real estate under development discussed below further indicated that our investment may have experienced an "other-than-temporary" decline in value. Our discounted cash flow analysis for CityCenter included estimated future cash outflows for construction and maintenance expenditures and future cash inflows from operations, including residential sales. Based on our analysis, we determined that the carrying value of our investment exceeded its fair value and therefore an impairment was indicated. We intend to, and believe we will be able to, retain our investment in CityCenter; however, due to the extent of the shortfall and our assessment of the uncertainty of fully recovering our investment, we determined that the impairment was "other-than-temporary" and recorded an impairment charge of $956 million included in "Property transactions, net."

In addition, included in "Income (loss) from unconsolidated affiliates" is our share of an impairment charge relating to CityCenter residential real estate under development ("REUD"). CityCenter was required to review its REUD for impairment at September 30, 2009, mainly due to CityCenter's September 2009 decision to discount the prices of its residential inventory by 30%. This decision and related market conditions led to CityCenter management's conclusion that the carrying value of the REUD is not recoverable based on estimates of undiscounted cash flows. As a result, CityCenter was required to compare the fair value of its REUD to its carrying value and record an impairment charge in the third quarter of 2009 for the shortfall. Fair value of the REUD was determined using a discounted cash flow analysis based on management's current expectations of future cash flows. The key inputs in the discounted cash flow analysis included estimated sales prices of units currently under contract and new unit sales, the absorption rate over the sell-out period, and the discount rate. This analysis resulted in an impairment charge of approximately $348 million of the REUD. We recognized 50% of such impairment charge, adjusted by certain basis differences, resulting in a pre-tax charge of $203 million. Once the residential inventory is complete, in the first quarter of 2010, CityCenter will be required to measure such inventory at the lower of a) its carrying value, or b) fair value less costs to sell. It is reasonably possible that the fair value less cost to sell of the residential inventory at completion will be below the inventory's carrying value, and that the joint venture will be required to record an additional impairment charge at that time. We would record 50% of any such impairment charge, adjusted for certain basis differences.

M Resort Note. At June 30, 2009, we reviewed our M Resort Note for impairment. Based on our review of the operating results of M Resort, as well as the M Resort's management's revised cash flow projections post-opening, which were significantly lower than original predictions due to market and general economic conditions, we determined that the fair value of the M Resort Note was $0, that the decline in value was "other-than-temporary," and that the entire amount of the indicated impairment related to a credit loss. Based on these conclusions, we recorded a pre-tax impairment of $176 million in the second quarter of 2009 within "Other non-operating expense."

2008 Goodwill Impairment. We perform our annual impairment test related to goodwill and indefinite-lived intangible assets during the fourth quarter of each year. No impairment charges were recorded as a result of our 2009 analysis. As a result of our 2008 analysis, we recognized a non-cash impairment charge of $1.2 billion. The impairment charge related solely to the goodwill and other indefinite-lived intangible assets recognized in the 2005 acquisition of Mandalay Resort Group, and represented substantially all of the goodwill recognized at the time of the Mandalay acquisition and a minor portion of the value of trade names related to the Mandalay resorts. The impairment charge resulted from factors affected by economic conditions at the time, including: 1) lower market valuation multiples for gaming assets; 2) higher discount rates resulting from turmoil in the credit and equity markets; and 3) cash flow forecasts for the Mandalay resorts.

Hurricane Katrina and the Monte Carlo Fire

We maintain insurance for both property damage and business interruption relating to catastrophic events, such as Hurricane Katrina affecting Beau Rivage in August 2005 and the rooftop fire at Monte Carlo in January 2008. Business interruption coverage covers lost profits and other costs incurred during the closure period and up to six months following re-opening.

Hurricane Katrina. We reached final settlement agreements with our insurance carriers related to Hurricane Katrina in late 2007. In total, we received insurance recoveries of $635 million, which exceeded the $265 million net book value of damaged assets and post-storm costs incurred. We recognized the $370 million of excess insurance recoveries in income in 2007 and 2006. In 2007, $67 million and $217 million of such excess insurance recoveries were recognized as offsets to "General and administrative" expense and "Property transactions, net," respectively.

Monte Carlo fire. We reached final settlement agreements for the Monte Carlo Fire in early 2009. In total, we received $74 million of proceeds from our insurance carriers. We recognized the $41 million of excess insurance recoveries in income in 2009 and 2008, with recoveries offsetting a write-down of $4 million related to the net book value of damaged assets, demolition costs of $7 million, and operating costs of $21 million. In 2009, $15 million and $7 million of such excess insurance recoveries were recognized as offsets to "General and administrative" expense and "Property transactions, net," respectively. In 2008, $9 million and $10 million of such excess insurance recoveries were recognized as offsets to "General and administrative" expense and "Property transactions, net," respectively.

Results of Operations

The following discussion is based on our consolidated financial statements for the years ended December 31, 2009, 2008 and 2007. Certain results referenced in this section are on a "same store" basis excluding the results of TI.

Summary Financial Results

The following table summarizes our financial results:

	Year Ended December 31,				
	2009	Percentage Change	2008	Percentage Change	2007
	(In thousands, except per share data)				
Net revenues	$ 5,978,589	(17)%	$7,208,767	(6)%	$ 7,691,637
Operating expenses:					
Casino and hotel operations	3,539,306	(12)%	4,034,374	0%	4,027,558
General and administrative	1,100,193	(14)%	1,278,944	2%	1,251,952
Corporate expense	143,764	32%	109,279	(44)%	193,893
Preopening	53,013	130%	23,059	(75)%	92,105
Property transactions, net	1,328,689	10%	1,210,749	NM	(186,313)
CityCenter gain	—	—	—	NM	(1,029,660)
Depreciation and amortization	689,273	(11)%	778,236	11%	700,334
Total operating expenses	6,854,238	(8)%	7,434,641	47%	5,049,869
Income (loss) from unconsolidated affiliates	(88,227)	(192)%	96,271	(57)%	222,162
Operating income (loss)	$ (963,876)	(644)%	$ (129,603)	(105)%	$ 2,863,930
Income (loss) from continuing operations	$(1,291,682)	(51)%	$ (855,286)	(161)%	$ 1,400,545
Net income (loss)	(1,291,682)	(51)%	(855,286)	(154)%	1,584,419
Diluted income (loss) from continuing operations per share	$ (3.41)	(11)%	$ (3.06)	(165)%	$ 4.70
Diluted net income (loss) per share	(3.41)	(11)%	(3.06)	(158)%	5.31

Net revenues decreased in 2009 and 2008 largely due to the economic factors discussed in "Impact of Economic Conditions and Credit Markets on Our Results of Operations." As discussed further in "Operating Results — Detailed Revenue Information" revenues have decreased across all business lines. We reduced departmental operating expenses to maximize operating results by implementing cost savings efforts, but due to our leveraged business model a significant portion of the decline in revenue affected operating results and earnings.

Corporate expense increased in 2009 as a result of higher legal and advisory costs associated with our activities to improve our financial position as well as the accrual of bonus expense in 2009. Corporate expense in 2008 declined from 2007 as a result of cost reduction efforts throughout the year and no bonus accrual due to not meeting internal profit targets. In addition, corporate expenses in 2007 included costs associated with the CityCenter joint venture transaction.

Depreciation and amortization expense decreased in 2009 due to certain assets becoming fully depreciated and the sale of TI. In 2008, depreciation increased 11% due to the significant capital investments in our resorts in the previous few years. In addition, other transactions, events, and impairment charges had a significant impact on our earnings performance, certain of which we discussed in the "Executive Overview" section. As a result, operating loss was $964 million and $130 million in 2009 and 2008, respectively.

Operating Results — Adjusted EBITDA

"Adjusted EBITDA" is earnings before interest and other non-operating income (expense), taxes, depreciation and amortization, preopening and start-up expenses, and property transactions, net. "Adjusted Property EBITDA" is Adjusted EBITDA before corporate expense and stock compensation expense and in 2007 the gain on our CityCenter transaction. Adjusted EBITDA and Adjusted Property EBITDA information is presented solely as a supplemental disclosure to reported GAAP measures because we believe that these measures are 1) widely used measures of operating performance in the gaming industry, and 2) a principal basis for valuation of gaming companies.

We believe that while items excluded from Adjusted EBITDA and Adjusted Property EBITDA may be recurring in nature and should not be disregarded in evaluation of our earnings performance, it is useful to exclude such items when analyzing current results and trends compared to other periods because these items can vary significantly depending on specific underlying transactions or events that may not be comparable between the periods being presented. Also, we believe excluded items may not relate specifically to current operating trends or be indicative of future results. For example, preopening and start-up expenses will be significantly different in periods when we are developing and constructing a major expansion project and dependent on where the current period lies within the development cycle, as well as the size and scope of the project(s). Property transactions, net includes normal recurring disposals and gains and losses on sales of assets related to specific assets within our resorts, but also includes gains or losses on sales of an entire operating resort or a group of resorts and impairment charges on entire asset groups or investments in unconsolidated affiliates, which may not be comparable period over period.

In addition, capital allocation, tax planning, financing and stock compensation awards are all managed at the corporate level. Therefore, we use Adjusted Property EBITDA as the primary measure of our operating resorts' performance.

Adjusted EBITDA or Adjusted Property EBITDA should not be construed as an alternative to operating income or net income, as an indicator of our performance; or as an alternative to cash flows from operating activities, as a measure of liquidity; or as any other measure determined in accordance with generally accepted accounting principles. We have significant uses of cash flows, including capital expenditures, interest payments, taxes and debt principal repayments, which are not reflected in Adjusted EBITDA. Also, other companies in the gaming and hospitality industries that report Adjusted EBITDA information may calculate Adjusted EBITDA in a different manner.

On a same store basis, Adjusted EBITDA decreased 38% in 2009 and 23% in 2008. Excluding the $203 million impact from the residential impairment charge recorded by CityCenter, the $12 million impairment charge related to our postponed joint venture project on the North Las Vegas Strip, and Monte Carlo insurance recoveries, Adjusted EBITDA decreased 27% in 2009.

On a same store basis, Adjusted Property EBITDA decreased 34% in 2009 and 24% in 2008. Excluding the charges noted above, Adjusted Property EBITDA decreased 23% in 2009 with a margin of 25% versus 28% in 2008. These decreases were largely due to the factors discussed in "Summary Financial Results" and "Impact of Economic Conditions and Credit Markets on Our Results of Operations." Our regional resorts were affected to a lesser extent than our Las Vegas Strip resorts — Adjusted Property EBITDA at Gold Strike Tunica increased 43% in 2009 on top of a 19% increase in 2008. Adjusted Property EBITDA at MGM Grand Detroit was flat in 2009 and 2008.

The following table presents a reconciliation of Adjusted EBITDA to net income (loss):

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Adjusted EBITDA	$ 1,107,099	$ 1,882,441	$2,440,396
Preopening and start-up expenses	(53,013)	(23,059)	(92,105)
Property transactions, net	(1,328,689)	(1,210,749)	186,313
Gain on CityCenter transaction	—	—	1,029,660
Depreciation and amortization	(689,273)	(778,236)	(700,334)
Operating income (loss)	(963,876)	(129,603)	2,863,930
Non-operating income (expense)			
Interest expense, net	(775,431)	(609,286)	(708,343)
Other, net	(273,286)	69,901	2,841
	(1,048,717)	(539,385)	(705,502)
Income (loss) from continuing operations before income tax	(2,012,593)	(668,988)	2,158,428
Benefit (provision) for income taxes	720,911	(186,298)	(757,883)
Income (loss) from continuing operations	(1,291,682)	(855,286)	1,400,545
Discontinued operations	—	—	183,874
Net income (loss)	$(1,291,682)	$ (855,286)	$1,584,419

The following tables present reconciliations of Adjusted Property EBITDA and Adjusted EBITDA to operating income:

	Year Ended December 31, 2009				
	Operating Income (Loss)	Preopening and Start-up Expenses	Property Transactions, Net	Depreciation and Amortization	Adjusted EBITDA
			(In thousands)		
Bellagio	$ 157,079	$ —	$ 2,326	$115,267	$ 274,672
MGM Grand Las Vegas	123,378	—	30	90,961	214,369
Mandalay Bay	65,841	948	(73)	93,148	159,864
The Mirage	74,756	—	313	66,049	141,118
Luxor	37,527	(759)	181	39,218	76,167
Treasure Island	12,730	—	(1)	—	12,729
New York-New York	45,445	—	1,631	31,479	78,555
Excalibur	47,973	—	(16)	24,173	72,130
Monte Carlo	16,439	—	(4,740)	24,895	36,594
Circus Circus Las Vegas	4,015	—	(9)	23,116	27,122
MGM Grand Detroit	90,183	—	7,336	40,491	138,010
Beau Rivage	16,234	—	157	49,031	65,422
Gold Strike Tunica	29,010	—	(209)	16,250	45,051
Management operations	7,285	—	2,473	8,564	18,322
Other operations	(4,172)	—	(57)	5,988	1,759
Unconsolidated resorts	(139,896)	52,824	—	—	(87,072)
	583,827	53,013	9,342	628,630	1,274,812
Stock compensation	(36,571)	—	—	—	(36,571)
Corporate	(1,511,132)	—	1,319,347	60,643	(131,142)
	$ (963,876)	$53,013	$1,328,689	$689,273	$1,107,099

	Year Ended December 31, 2008				
	Operating Income (Loss)	Preopening and Start-up Expenses	Property Transactions, Net	Depreciation and Amortization	Adjusted EBITDA
			(In thousands)		
Bellagio	$ 257,415	$ —	$ 1,130	$133,755	$ 392,300
MGM Grand Las Vegas	170,049	443	2,639	97,661	270,792
Mandalay Bay	145,005	11	1,554	101,925	248,495
The Mirage	99,061	242	6,080	62,968	168,351
Luxor	84,948	1,116	2,999	43,110	132,173
Treasure Island	63,454	—	1,828	37,729	103,011
New York-New York	74,276	726	3,627	32,830	111,459
Excalibur	83,953	—	961	25,235	110,149
Monte Carlo	46,788	—	(7,544)	25,380	64,624
Circus Circus Las Vegas	33,745	—	5	22,401	56,151
MGM Grand Detroit	77,671	135	6,028	53,674	137,508
Beau Rivage	22,797	—	76	48,150	71,023
Gold Strike Tunica	15,093	—	2,326	13,981	31,400
Management operations	6,609	—	—	10,285	16,894
Other operations	(5,367)	—	2,718	6,244	3,595
Unconsolidated resorts	76,374	20,281	—	—	96,655
	1,251,871	22,954	24,427	715,328	2,014,580
Stock compensation	(36,277)	—	—	—	(36,277)
Corporate	(1,345,197)	105	1,186,322	62,908	(95,862)
	$ (129,603)	$23,059	$1,210,749	$778,236	$1,882,441

	Year Ended December 31, 2007					
	Operating Income	Preopening and Start-up Expenses	Property Transactions, net	Gain on CityCenter Transaction	Depreciation and Amortization	Adjusted EBITDA
	(In thousands)					
Bellagio	$ 306,916	$ —	$ 6,543	$ —	$126,724	$ 440,183
MGM Grand Las Vegas	289,849	1,130	6,895	—	98,530	396,404
Mandalay Bay	188,996	—	8,598	—	91,812	289,406
The Mirage	172,779	—	1,218	—	59,936	233,933
Luxor	132,418	20	3,247	—	38,163	173,848
Treasure Island	95,820	—	109	—	32,129	128,058
New York-New York	108,099	101	477	—	33,326	142,003
Excalibur	117,123	—	261	—	21,973	139,357
Monte Carlo	87,655	1,286	1,117	—	22,831	112,889
Circus Circus Las Vegas	59,868	—	5	—	20,936	80,809
MGM Grand Detroit	81,836	26,257	(570)	—	31,822	139,345
Beau Rivage	321,221	—	(216,673)	—	47,726	152,274
Gold Strike Tunica	12,231	—	462	—	13,651	26,344
CityCenter	(57,297)	21,541	788	—	4,052	(30,916)
Other operations	3,942	—	4,630	—	6,451	15,023
Unconsolidated resorts	181,123	41,039	—	—	—	222,162
	2,102,579	91,374	(182,893)	—	650,062	2,661,122
Gain on City Center transaction	1,029,660	—	—	(1,029,660)	—	—
Stock compensation	(47,276)	731	—	—	—	(46,545)
Corporate	(221,033)	—	(3,420)	—	50,272	(174,181)
	$2,863,930	$92,105	$(186,313)	$(1,029,660)	$700,334	$2,440,396

Operating Results — Detailed Revenue Information

The following table presents detail of our net revenues:

	Year Ended December 31,				
	2009	Percentage Change	2008	Percentage Change	2007
			(In thousands)		
Casino revenue, net:					
Table games	$ 955,238	(11)%	$1,078,897	(12)%	$1,228,296
Slots	1,579,038	(12)%	1,795,226	(5)%	1,897,610
Other	83,784	(18)%	101,557	(10)%	113,148
Casino revenue, net	2,618,060	(12)%	2,975,680	(8)%	3,239,054
Non-casino revenue:					
Rooms	1,370,135	(28)%	1,907,093	(10)%	2,130,542
Food and beverage	1,362,325	(14)%	1,582,367	(4)%	1,651,655
Entertainment, retail and other	1,293,762	(9)%	1,419,055	3%	1,376,417
Non-casino revenue	4,026,222	(18)%	4,908,515	(5)%	5,158,614
	6,644,282	(16)%	7,884,195	(6)%	8,397,668
Less: Promotional allowances	(665,693)	(1)%	(675,428)	(4)%	(706,031)
	$5,978,589	(17)%	$7,208,767	(6)%	$7,691,637

Table games revenue decreased 11%, or 9% on a same store basis, due to a decrease in overall table games volume, despite an increase of 33% for baccarat volume. The table games hold percentage was near the mid-point of our normal range for all years presented.

Slots revenue decreased 12% in 2009, or 9% on a same store basis, driven by a decrease in volume at our Las Vegas Strip resorts. Most of our Las Vegas Strip resorts experienced decreases in the high single digits, while MGM Grand Detroit and Gold Strike Tunica experienced decreases in the low single digits. In 2008, slots revenue at Bellagio and Mandalay Bay decreased 4% while the majority of our other Las Vegas Strip resorts experienced year-over-year decreases in the low double digits. Slots revenue increased 7% at MGM Grand Detroit and 5% at Gold Strike Tunica in 2008.

Room revenue decreased 28%, or 24% on a same store basis, in 2009 and 10% in 2008 as a result of a decrease in occupancy and lower average room rates. The following table shows key hotel statistics for our Las Vegas Strip resorts:

	Year Ended December 31,		
	2009	2008	2007
Occupancy %	91%	92%	96%
Average Daily Rate (ADR)	$ 111	$ 148	$ 161
Revenue per Available Room (REVPAR)	$ 100	$ 137	$ 154

Food and beverage, entertainment, and retail revenues in 2009 and 2008 were negatively affected by lower customer spending and decreased occupancy at our resorts. In 2009, entertainment revenues benefited from the addition of *Terry Fator* at The Mirage. In 2008, entertainment revenues benefited from the addition of *Believe* at Luxor. Other revenues in 2009 and 2008 included reimbursed costs from CityCenter, which were recognized as other revenue with corresponding amounts recognized as other expense. Reimbursed costs for CityCenter were $95 million in 2009 and $46 million in 2008.

Operating Results — Details of Certain Charges

Stock compensation expense is recorded within the department of the recipient of the stock compensation award. The following table shows the amount of compensation expense related to employee stock-based awards:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Casino	$10,080	$10,828	$11,513
Other operating departments	4,287	3,344	3,180
General and administrative	9,584	9,485	12,143
Corporate expense and other	12,620	12,620	19,707
Discontinued operations	—	—	(865)
	$36,571	$36,277	$45,678

Preopening and start-up expenses consisted of the following:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
CityCenter	$52,010	$17,270	$24,169
MGM Grand Macau	—	—	36,853
MGM Grand Detroit	—	135	26,257
Other	1,003	5,654	4,826
	$53,013	$23,059	$92,105

Preopening and start-up expenses increased in 2009 as CityCenter prepared for its December 2009 opening. Subsequent to the CityCenter joint venture transaction in November 2007, we only recognize our 50% share of these preopening costs. MGM Grand Macau's preopening and start-up expenses in 2007 related to our share of that venture's preopening costs.

Property transactions, net consisted of the following:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
CityCenter investment write-down	$ 955,898	$ —	$ —
Atlantic City Renaissance Pointe land impairment	548,347	—	—
Goodwill and other indefinite-lived intangible assets impairment charge	—	1,179,788	—
Other write-downs and impairments	17,629	52,170	33,624
Demolition costs	—	9,160	5,665
Insurance recoveries	(7,186)	(9,639)	(217,290)
Gain on sale of TI	(187,442)	—	—
Other net (gains) losses on asset sales or disposals	1,443	(20,730)	(8,312)
	$1,328,689	$1,210,749	$(186,313)

See discussion of Atlantic City Renaissance Pointe land, CityCenter investment, insurance recoveries, and goodwill and other indefinite-lived intangible assets impairment charges under "Executive Overview." Other write-downs during 2009 primarily related to the write-off of various abandoned construction projects. Other write-downs and impairments in 2008 included $30 million related to land and building assets of Primm Valley Golf Club. The 2008 period also includes demolition costs associated with various room remodel projects and a gain on the sale of an aircraft of $25 million. Insurance recoveries in 2009 and 2008 relate to the Monte Carlo fire and Hurricane Katrina in 2007.

Write-downs and impairments in 2007 included write-offs related to discontinued construction projects and a write-off of the carrying value of the Nevada Landing building assets due to its closure in March 2007. The 2007 period also includes demolition costs primarily related to the Mandalay Bay room remodel.

Operating Results — Income (Loss) from Unconsolidated Affiliates

We recognized a loss from unconsolidated affiliates of $88 million in 2009. These results include $203 million impact from the impairment charge recorded by CityCenter related to its residential real estate under development and a $12 million charge related to development costs for our postponed joint venture project on the North Las Vegas Strip. Income from unconsolidated affiliates in 2009 benefited from increased operating results at MGM Grand Macau, which earned operating income of $60 million, an increase of 74% over 2008, and $14 million related to insurance proceeds recognized at the Borgata. Income from unconsolidated affiliates in 2007 included $93 million related to the sale of condominium units at The Signature at MGM Grand.

Non-operating Results

The following table summarizes information related to interest on our long-term debt:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Total interest incurred	$ 997,897	$ 773,662	$ 930,138
Interest capitalized	(222,466)	(164,376)	(215,951)
Interest allocated to discontinued operations	—	—	(5,844)
	$ 775,431	$ 609,286	$ 708,343
Cash paid for interest, net of amounts capitalized	$ 807,523	$ 622,297	$ 731,618
Weighted average total debt balance	$13.2 billion	$12.8 billion	$13.0 billion
End-of-year ratio of fixed-to-floating debt	61/39	58/42	71/29
Weighted average interest rate	7.6%	6.0%	7.1%

In 2009, gross interest costs increased compared to 2008 mainly due to higher average debt balances during 2009, higher interest rates for borrowings under our senior credit facility in 2009, higher interest rates for newly issued fixed rate borrowings, as well as breakage fees for voluntary repayments of our revolving credit facility. In 2008, gross interest costs decreased compared to 2007 mainly due to lower interest rates on our variable rate borrowings.

Capitalized interest increased in 2009 due to higher CityCenter investment balances and higher weighted average cost of debt. Capitalized interest decreased in 2008 compared to 2007 due to less capitalized interest on CityCenter and cessation of capitalized interest related to our investment in MGM Grand Macau upon opening in December 2007. The amounts presented above exclude non-cash gross interest and corresponding capitalized interest related to our CityCenter delayed equity contribution.

The following table summarizes information related to our income taxes:

	Year Ended December 31,		
	2009	**2008**	**2007**
		(In thousands)	
Income (loss) from continuing operations before income tax	$(2,012,593)	$(668,988)	$2,158,428
Income tax (benefit) provision	(720,911)	186,298	757,883
Effective income tax rate	35.8%	NM	35.1%
Cash (received from) paid for income taxes, net of refunds	$ (53,863)	$ 437,874	$ 391,042

The income tax benefit provided on pre-tax loss in 2009 was greater than the Federal statutory rate of 35% primarily as a result of state tax benefit on the write-down of land in Atlantic City. The write-down of goodwill in 2008, which is treated as a permanently non-deductible item in our federal income tax provision, caused us to incur a provision for income tax expense even though our pre-tax result was a loss for the year. Excluding the effect of the goodwill write-down, the effective tax rate from continuing operations for 2008 was 37.3%. This is higher than the 2007 rate due to the effect of the CityCenter transaction on the 2007 rate, which greatly minimized the effect of permanent and other tax items, and due to the deduction taken in 2007 for domestic production activities resulting primarily from the CityCenter transaction.

We received a net refund of cash taxes in 2009 due to income tax net operating losses incurred in 2009 and refunds of taxes that were paid in 2008. Cash taxes were paid in 2008 despite the pre-tax operating loss due to the non-deductible goodwill write-down and cash taxes paid on the CityCenter gain in 2008. Since the CityCenter gain was realized in the fourth quarter of 2007, the associated income taxes were paid in 2008. Excluding the cash taxes paid on the CityCenter gain, cash taxes were approximately $250 million less in 2008 than in 2007.

Liquidity and Capital Resources

Cash Flows — Summary

Our cash flows consisted of the following:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Net cash provided by operating activities	$ 587,914	$ 753,032	$ 994,416
Investing cash flows:			
Capital expenditures, net of construction payable	(136,850)	(781,754)	(2,917,409)
Proceeds from contribution of CityCenter	—	—	2,468,652
Proceeds from sale of assets	746,266	—	578,873
Purchase of convertible note	—	—	(160,000)
Investments in and advances to unconsolidated affiliates	(963,685)	(1,279,462)	(31,420)
Property damage insurance recoveries	7,186	21,109	207,289
Other	16,828	58,667	63,316
Net cash provided by (used in) investing activities	(330,255)	(1,981,440)	209,301
Financing cash flows:			
Net borrowings (repayments) under bank credit facilities	(198,156)	2,480,450	(1,152,300)
Issuance of long-term debt	1,921,751	698,490	750,000
Repayment of long-term debt	(1,176,452)	(789,146)	(1,402,233)
Issuance of common stock	1,104,418	—	1,192,758
Issuance of common stock upon exercise of stock awards	637	14,116	97,792
Purchases of common stock	—	(1,240,856)	(826,765)
Other	(163,448)	(40,972)	100,211
Net cash provided by (used in) financing activities	1,488,750	1,122,082	(1,240,537)
Net increase (decrease) in cash and cash equivalents	$ 1,746,409	$ (106,326)	$ (36,820)

Cash Flows — Operating Activities

Trends in our operating cash flows tend to follow trends in our operating income, excluding gains and losses from investing activities and net property transactions, since our business is primarily cash-based. Cash flow from operations decreased 22% in 2009 due to a decrease in operating income and the sale of TI. Operating cash flows also decreased due to a $47 million increase in our receivable from CityCenter, partially offset by increased distributions from unconsolidated affiliates.

Cash flow from operations decreased 24% in 2008 partially due to a decrease in operating income. The 2008 period also included a significant tax payment, approximately $300 million, relating to the 2007 CityCenter transaction. In addition, cash flow from operations in 2007 included $211 million of net cash outflows related to real estate under development expenditures partially offset by residential sales deposits when CityCenter was wholly owned, and $93 million related to the sale of condominium units at The Signature.

At December 31, 2009 and 2008, we held cash and cash equivalents of $2.1 billion and $296 million, respectively. On December 30, 2009, we borrowed the remaining availability of $1.6 billion under our senior credit facility and repaid such borrowings immediately after year end.

We require a certain amount of cash on hand to operate our resorts. Beyond our cash on hand, we utilize a company-wide cash management system to minimize the amount of cash held in banks. Funds are swept from accounts at our resorts daily into central bank accounts, and excess funds are invested overnight or are used to repay borrowings under our bank credit facilities.

Cash Flows — Investing Activities

A significant portion of our investing activities over the past three years related to our CityCenter joint venture. In 2009, we made equity contributions of $731 million to CityCenter. In 2008, we made loans and equity contributions totaling $1.15 billion. In 2007, we invested $962 million in capital expenditures excluding capitalized interest, prior to contributing assets to the joint venture in November 2007 and receiving $2.5 billion in proceeds.

We received $746 million in net proceeds related to the sale of TI in 2009. The insurance recoveries classified as investing cash flows relate to the Monte Carlo fire in 2009 and 2008 and Hurricane Katrina in 2007. Also in 2007, we received net proceeds of $597 million from the sale of the Primm Valley Resorts and the Laughlin Properties.

Capital expenditures of $137 million in 2009 consisted primarily of room remodel projects and various property enhancements, including capitalized interest.

In 2008, capital expenditures of $782 million related to the following, including related capitalized interest:

- $64 million for CityCenter people mover and related assets;
- $19 million related to construction costs for MGM Grand Detroit;
- $61 million of development costs related to MGM Grand Atlantic City;
- $230 million related to room remodel projects; and
- $408 million for various other property enhancements and amenities.

In 2007, capital expenditures of $2.9 billion related to the following, including related capitalized interest;

- $1.1 billion for CityCenter prior to contributing assets to joint venture;
- $359 million related to construction costs for MGM Grand Detroit;
- $63 million of construction costs related to rebuilding Beau Rivage;
- $584 million related to purchase of land on Las Vegas Strip;
- $102 million related to corporate aircraft;
- $205 million related to room remodel projects; and
- $474 million for various other property enhancements and amenities.

Cash Flows — Financing Activities

Excluding the $1.6 billion borrowed under the senior credit facility in late December and repaid immediately after year end, we repaid net debt of $1.1 billion in 2009. In addition, pursuant to our development agreement, we repaid $50 million of bonds issued by the Economic Development Corporation of the City of Detroit. In May 2009, we issued approximately 164.5 million shares of our common stock at $7 per share, for total net proceeds to us of $1.2 billion.

We issued the following senior notes during 2009:

- $650 million of 10.375% senior secured notes due 2014;
- $850 million of 11.125% senior secured notes due 2017; and
- $475 million of 11.375% senior notes due 2018.

We repaid the following principal amounts of senior and senior subordinated notes during 2009:

- $226.3 million 6.5% senior notes (redeemed $122.3 million prior to maturity essentially at par);
- $820 million 6% senior notes (redeemed $762.6 million prior to maturity essentially at par and the remaining $57.4 million was repaid at maturity); and
- $100 million 7.25% senior debentures (redeemed prior to maturity for $127 million).

In 2008, we borrowed net debt of $2.4 billion including $2.5 billion under our senior credit facility. Also in 2008, we issued $750 million of 13% senior secured notes due 2013.

We repaid the following senior and senior subordinated notes at maturity during 2008:

- $180.4 million of 6.75% senior notes; and
- $196.2 million of 9.5% senior notes.

Also in 2008, we repurchased $345 million of principal amounts of various series of our outstanding senior notes at a purchase price of $263 million in open market repurchases as part of a repurchase program authorized by our Board of Directors. We also redeemed at par $149.4 million of the principal amount of our 7% debentures due 2036 pursuant to a one-time put option by the holders of such debentures.

In 2007, we repaid net debt of $1.8 billion including $1.2 billion under our senior credit facility. In 2007, we issued $750 million of 7.5% senior notes maturing in 2016 and we repaid the following senior and senior subordinated notes at their scheduled maturity: $710 million of 9.75% senior subordinated notes; $200 million of 6.75% senior notes; and $492.2 million of 10.25% senior subordinated notes.

In 2007, we received approximately $1.2 billion from the sale of 14.2 million shares of our common stock to Infinity World Investments at a price of $84 per share.

Our share repurchases are only conducted under repurchase programs approved by our Board of Directors and publicly announced. In May 2008, our Board of Directors approved a 20 million share authorization which was still fully available at December 31, 2009. We did not repurchase any shares of common stock during 2009. In 2008, we repurchased 18.1 million shares at an average price of $68.36. In 2007, we repurchased 9.9 million shares at an average price of $83.92.

Principal Debt Arrangements

Our long-term debt consists of publicly held senior, senior secured, and senior subordinated notes and our senior credit facility. We pay fixed rates of interest ranging from 5.875% to 13% on the senior, senior secured, and subordinated notes. At December 31, 2009, our senior credit facility had a capacity of $5.5 billion consisting of a term loan facility of $2.1 billion and a revolving credit facility of $3.4 billion and interest was based on LIBOR margin of 4.00%, with a LIBOR floor of 2.00%, and a base margin at 3.00%, with a base rate floor of 4.00%. In late December 2009 we borrowed the remaining availability under the senior credit facility of $1.6 billion in order to increase our capacity for issuing additional senior secured notes under our existing public notes indentures and immediately repaid such amounts after year-end. Our senior credit facility contains certain financial and non-financial covenants. The financial covenants include 1) a quarterly minimum EBITDA test, based on a rolling 12-month EBITDA; and 2) a covenant limiting annual capital expenditures. As discussed in "Executive Overview" we entered into an amendment to our senior credit facility on February 25, 2010.

All of our principal debt arrangements are guaranteed by each of our material subsidiaries, other than MGM Grand Detroit, LLC, our foreign subsidiaries, and our insurance subsidiaries. MGM Grand Detroit is a guarantor under the senior credit facility, but only to the extent that MGM Grand Detroit, LLC borrows under such facility. At December 31, 2009, the outstanding amount of borrowings related to MGM Grand Detroit, LLC was $450 million. In connection with our May 2009 senior credit facility amendment, MGM Grand Detroit granted lenders a security interest in its assets to secure its obligations under the senior credit facility.

Also in connection with our May 2009 senior credit facility amendment, we granted a security interest in Gold Strike Tunica and certain undeveloped land on the Las Vegas Strip to secure up to $300 million of obligations under the senior credit facility. In addition, substantially all of the assets of New York-New York serve as collateral for the 13% senior secured notes issued in 2008 and substantially all of the assets of Bellagio and The Mirage serve as collateral for the 10.375% and 11.125% senior secured notes issued in 2009. Upon the issuance of the 10.375% and 11.125% senior secured notes, the holders of our 13% senior secured notes due 2013 obtained an equal and ratable lien in all collateral securing these notes. Otherwise, none of our assets serve as collateral for our principal debt arrangements.

Other Factors Affecting Liquidity

Long-term debt payable in 2010. We repaid $297 million of principal of senior notes due in February 2010 and have $782 million of principal of senior notes due in September 2010.

Borgata settlement discussions. As discussed in "Executive Overview," we are involved in constructive settlement discussions with the DGE for an agreement under which we will sell our 50% ownership interest in Borgata and related leased land in Atlantic City. Prior to the consummation of the sale, the Trust will retain any cash flows received in respect of the assets in trust, but will pay property taxes and other costs attributable to the trust property. We have received significant distributions from Borgata in the past few years, and not receiving such distributions until the ultimate sale could negatively affect our liquidity in future periods.

Off Balance Sheet Arrangements

Investments in unconsolidated affiliates. Our off balance sheet arrangements consist primarily of investments in unconsolidated affiliates, which currently consist primarily of our investments in CityCenter, Borgata, Grand Victoria, Silver Legacy, and MGM Grand Macau. We have not entered into any transactions with special purpose entities, nor have we engaged in any derivative transactions. Our unconsolidated affiliate investments allow us to realize the proportionate benefits of owning a full-scale resort in a manner that minimizes our initial investment. We have not historically guaranteed financing obtained by our investees, and there are no other provisions of the venture agreements which we believe are unusual or subject us to risks to which we would not be subjected if we had full ownership of the resort.

CityCenter completion guarantee. In April 2009, we entered into a new completion guarantee in conjunction with the CityCenter credit facility which amended the original completion guarantees to a) relieve Dubai World of its completion guarantee as amounts are funded from its letter of credit, and b) require an unlimited completion and cost overrun guarantee from us, secured by our interests in the assets of Circus Circus Las Vegas and certain adjacent undeveloped land. Also affecting the potential exposure under the completion guarantee is the ability to utilize up to $244 million of net residential proceeds to fund construction costs, though the timing of receipt of such proceeds is uncertain. As of December 31, 2009, we recorded a net liability of $150 million, classified as "Other accrued liabilities", which represents the low end of our estimated range for our net obligation under the completion guarantee. We believe that it is reasonably possible we will be required to fund a net obligation of up to $300 million. In January and February 2010 we funded $217 million under the completion guarantee. CityCenter will repay such amounts to us from proceeds of residential units.

Letters of credit. At December 31, 2009, we had outstanding letters of credit totaling $37 million. Though not subject to a letter of credit, we have an agreement with the Nevada Gaming Control Board to maintain $113 million of cash at the corporate level to support normal bankroll requirements at our Nevada operations.

Commitments and Contractual Obligations

The following table summarizes our scheduled contractual obligations as of December 31, 2009:

	2010	2011	2012	2013	2014	Thereafter
			(In millions)			
Long-term debt	$1,080	$6,042	$ 545	$1,384	$1,159	$3,932
Estimated interest payments on long-term debt(1)	1,035	877	587	515	355	370
Capital leases	2	2	1	—	—	—
Operating leases	16	13	11	8	6	45
Tax liabilities(2)	5	—	—	—	—	—
Long-term liabilities	12	4	4	2	2	26
CityCenter funding commitments(3)	394	—	—	—	—	—
Other purchase obligations:						
Construction commitments	8	2	—	—	—	—
Employment agreements	99	45	14	3	—	—
Entertainment agreements(4)	99	4	—	—	—	—
Other(5)	96	21	13	8	—	—
	$2,846	$7,010	$1,175	$1,920	$1,522	$4,373

(1) Estimated interest payments on long-term debt are based on principal amounts outstanding at December 31, 2009 and management's forecasted LIBOR rates for our bank credit facility.

(2) Approximately $195 million of liabilities related to uncertain tax positions and other tax liabilities are excluded from the table as we cannot reasonably estimate when examination and other activity related to these amounts will conclude.

(3) Under our completion guarantee for CityCenter, we are committed to fund amounts in excess of currently funded project costs. Based on current forecasted expenditures, we estimate that we will be required to fund approximately $394 for such guarantee during 2010 excluding the benefit of proceeds to be received from residential closings up to $244 million.

(4) Our largest entertainment commitments consist of minimum contractual payments to Cirque du Soleil, which performs shows at several of our resorts. We are generally contractually committed for a period of 12 months based on our ability to exercise certain termination rights; however, we expect these shows to continue for longer periods.

(5) The amount for 2010 includes approximately $63 million of open purchase orders. Other commitments are for various contracts, including advertising, maintenance and other service agreements.

See "Executive Overview" for discussion of the impacts of the above contractual obligations on our liquidity and financial position.

Critical Accounting Policies and Estimates

Management's discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. To prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, we must make estimates and assumptions that affect the amounts reported in the consolidated financial statements. We regularly evaluate these estimates and assumptions, particularly in areas we consider to be critical accounting estimates, where changes in the estimates and assumptions could have a material effect on our results of operations, financial position or cash flows. Senior management and the Audit Committee of the Board of Directors have reviewed the disclosures included herein about our critical accounting estimates, and have reviewed the processes to determine those estimates.

Allowance for Doubtful Casino Accounts Receivable

Marker play represents a significant portion of the table games volume at Bellagio, MGM Grand Las Vegas, Mandalay Bay and The Mirage. Our other facilities do not emphasize marker play to the same extent, although we offer markers to customers at those casinos as well. We maintain strict controls over the issuance of markers and aggressively pursue collection from those customers who fail to pay their marker balances timely. These collection efforts are similar to those used by most large corporations when dealing with overdue customer accounts, including the mailing of statements and delinquency notices, personal contacts, the use of outside collection agencies and civil litigation. Markers are generally legally enforceable instruments in the United States. At December 31, 2009 and 2008, approximately 40% and 52%, respectively, of our casino accounts receivable was owed by customers from the

United States. Markers are not legally enforceable instruments in some foreign countries, but the United States assets of foreign customers may be reached to satisfy judgments entered in the United States. At December 31, 2009 and 2008, approximately 46% and 34%, respectively, of our casino accounts receivable was owed by customers from the Far East.

We maintain an allowance, or reserve, for doubtful casino accounts at all of our operating casino resorts. The provision for doubtful accounts, an operating expense, increases the allowance for doubtful accounts. We regularly evaluate the allowance for doubtful casino accounts. At resorts where marker play is not significant, the allowance is generally established by applying standard reserve percentages to aged account balances. At resorts where marker play is significant, we apply standard reserve percentages to aged account balances under a specified dollar amount and specifically analyze the collectibility of each account with a balance over the specified dollar amount, based on the age of the account, the customer's financial condition, collection history and any other known information. We also monitor regional and global economic conditions and forecasts to determine if reserve levels are adequate.

The collectibility of unpaid markers is affected by a number of factors, including changes in currency exchange rates and economic conditions in the customers' home countries. Because individual customer account balances can be significant, the allowance and the provision can change significantly between periods, as information about a certain customer becomes known or as changes in a region's economy occur.

The following table shows key statistics related to our casino receivables:

	At December 31,		
	2009	2008	2007
		(In thousands)	
Casino accounts receivable	$261,025	$243,600	$266,059
Allowance for doubtful casino accounts receivable	88,557	92,278	76,718
Allowance as a percentage of casino accounts receivable	34%	38%	29%
Percentage of casino accounts outstanding over 180 days	24%	21%	18%

The allowance for doubtful accounts as a percentage of casino accounts receivable has decreased in the current year due to a larger percentage of current receivables, although percentage of accounts over 180 days has increased slightly from prior year. At December 31, 2009, a 100 basis-point change in the allowance for doubtful accounts as a percentage of casino accounts receivable would change net income by $2 million, or less than $0.01 per share.

Fixed Asset Capitalization and Depreciation Policies

Property and equipment are stated at cost. For the majority of our property and equipment, cost has been determined based on estimated fair values in connection with the April 2005 Mandalay acquisition and the May 2000 Mirage Resorts acquisition. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. When we construct assets, we capitalize direct costs of the project, including fees paid to architects and contractors, property taxes, and certain costs of our design and construction subsidiaries. In addition, interest cost associated with major development and construction projects is capitalized as part of the cost of the project. Interest is typically capitalized on amounts expended on the project using the weighted-average cost of our outstanding borrowings, since we typically do not borrow funds directly related to a development project. Capitalization of interest starts when construction activities begin and ceases when construction is substantially complete or development activity is suspended for more than a brief period.

We must make estimates and assumptions when accounting for capital expenditures. Whether an expenditure is considered a maintenance expense or a capital asset is a matter of judgment. When constructing or purchasing assets, we must determine whether existing assets are being replaced or otherwise impaired, which also may be a matter of judgment. Our depreciation expense is highly dependent on the assumptions we make about our assets' estimated useful lives. We determine the estimated useful lives based on our experience with similar assets, engineering studies, and our estimate of the usage of the asset. Whenever events or circumstances occur which change the estimated useful life of an asset, we account for the change prospectively.

Impairment of Long-lived Assets, Goodwill and Indefinite-lived Intangible Assets

We evaluate our property and equipment and other long-lived assets for impairment based on our classification as a) held for sale or b) to be held and used. Several criteria must be met before an asset is classified as held for sale, including that management with the appropriate authority commits to a plan to sell the asset at a reasonable price in relation to its fair value and is actively seeking a buyer. For assets classified as held for sale, we recognize the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. For assets to be held and used, we review for impairment whenever indicators of impairment exist. We then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be held for sale or assets to be held and used, are recorded as operating expenses.

There are several estimates, assumptions and decisions in measuring impairments of long-lived assets. First, management must determine the usage of the asset. To the extent management decides that an asset will be sold, it is more likely that an impairment may be recognized. Assets must be tested at the lowest level for which identifiable cash flows exist. This means that some assets must be grouped, and management has some discretion in the grouping of assets. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates.

On a quarterly basis, we review our major long-lived assets to determine if events have occurred or circumstances exist that indicate a potential impairment. We estimate future cash flows using our internal budgets. When appropriate, we discount future cash flows using a weighted-average cost of capital, developed using a standard capital asset pricing model, based on guideline companies in our industry.

Goodwill represents the excess of purchase price over fair market value of net assets acquired in business combinations. We review goodwill and indefinite-lived intangible assets at least annually and between annual test dates in certain circumstances. We perform our annual impairment test for goodwill and indefinite-lived intangible assets in the fourth quarter of each fiscal year. Goodwill for relevant reporting units is tested for impairment using a discounted cash flow analysis based on our budgeted future results discounted using a weighted average cost of capital, developed using a standard capital asset pricing model based on guideline companies in our industry, and market indicators of terminal year capitalization rates. Indefinite-lived intangible assets consist primarily of license rights, which are tested for impairment using a discounted cash flow approach, and trademarks, which are tested for impairment using the relief-from-royalty method.

There are several estimates inherent in evaluating these assets for impairment. In particular, future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. In addition, the determination of capitalization rates and the discount rates used in the goodwill impairment test are highly judgmental and dependent in large part on expectations of future market conditions.

See "Executive Overview" and "Results of Operations" for discussion of write-downs and impairments of long-lived assets, goodwill and intangible assets recorded in 2009, 2008 and 2007. Other than mentioned therein, we are not aware of events or circumstances through December 31, 2009 that would cause us to review any material long-lived assets, goodwill or indefinite-lived intangible assets for impairment.

Impairment of Investments in Unconsolidated Affiliates

We evaluate our investments in unconsolidated affiliates for impairment whenever events or changes in circumstances indicate that the carrying value of our investment may have experienced an "other-than-temporary" decline in value. If these conditions exist, we compare the estimated fair value of the investment to its carrying value to determine whether an impairment is indicated and determine whether the impairment is "other-than-temporary" based on our assessment of relevant factors, including consideration of our intent and ability to retain our investment. We estimate fair value using a discounted cash flow analysis utilizing estimates of future cash flows and market indicators of discount rates and terminal year capitalization rates. See "Executive Overview" for discussion of impairment charges recorded in 2009 related to our investment in CityCenter.

Income Taxes

We recognize deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences with a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. Except for certain New Jersey state net operating losses, certain other New Jersey state deferred tax assets and a foreign tax credit carryforward, we believe that it is more likely than not that our deferred tax assets are fully realizable because of the future reversal of existing taxable temporary differences and future projected taxable income.

Our income tax returns are subject to examination by the Internal Revenue Service ("IRS") and other tax authorities. Positions taken in tax returns are sometimes subject to uncertainty in the tax laws and may not ultimately be accepted by the IRS or other tax authorities.

We assess our tax positions using a two-step process. A tax position is recognized if it meets a "more likely than not" threshold, and is measured at the largest amount of benefit that is greater than 50 percent likely of being realized. We review uncertain tax positions at each balance sheet date. Liabilities we record as a result of this analysis are recorded separately from any current or deferred income tax accounts, and are classified as current ("Other accrued liabilities") or long-term ("Other long-term liabilities") based on the time until expected payment. Additionally, we recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense.

We file income tax returns in the U.S. federal jurisdiction, various state and local jurisdictions, and foreign jurisdictions, although the taxes paid in foreign jurisdictions are not material. As of December 31, 2009, we were no longer subject to examination of our U.S. consolidated federal income tax returns filed for years ended prior to 2003. In the fourth quarter of 2009, we reached settlement with the IRS in post-Appeals mediation with respect to issues related to a land sale transaction in 2002. We agreed to an additional tax liability of $2 million and associated interest for the 2002 tax year as a result of this settlement. We paid most of this tax and associated interest in a prior year in order to minimize the amount of interest due. All matters concerning the IRS audit of the 2001 and 2002 federal income tax returns are now settled. The IRS is currently examining our federal income tax returns for the 2003 and 2004 tax years. We anticipate this audit will close sometime in 2010 and we will likely protest many of the issues under audit. Federal income tax returns for years subsequent to 2004 are also subject to examination.

During 2009, the IRS completed its audit of the 2004 through 2006 tax years of a subsidiary of ours treated as a partnership for income tax purposes and we submitted a protest to IRS Appeals with respect to issues relating to the tax treatment of payments made by the subsidiary under an agreement to develop, own and operate a hotel casino in the City of Detroit.

During 2009, the IRS completed its audit of an unconsolidated affiliate of ours for the 2003 and 2004 tax years and we and our joint venture partner submitted a protest to IRS Appeals of various issues raised by the IRS in the audit.

In the first quarter of 2010, the IRS informed us that it was closing its examination of the federal income tax return of Mandalay Resort Group for the pre-acquisition year ended April 25, 2005 and will issue a "No-Change Letter." The statute of limitations for assessing tax for the Mandalay Resort Group federal income tax return for the year ended January 31, 2005 has been extended but such return is not currently under examination by the IRS.

As of December 31, 2009, we were no longer subject to examination of our various state and local tax returns filed for years ended prior to 2005. During 2009, the state of Illinois notified us that it would initiate an audit of our Illinois combined returns for the 2006 and 2007 tax years. We anticipate this audit will begin during 2010. A Mandalay Resort Group subsidiary return for the pre-acquisition year ended April 25, 2005 is under examination by the City of Detroit and the statute of limitations for assessing tax will expire in 2010 unless extended. No other state or local income tax returns of ours are currently under exam.

Stock-based Compensation

We account for stock options and stock appreciation rights ("SARs") measuring fair value using the Black-Scholes model. For restricted stock units, compensation expense is calculated based on the fair market value of our stock on the date of grant. There are several management assumptions required to determine the inputs into the Black-Scholes model. Our volatility and expected term assumptions can significantly affect the fair value of stock options and SARs. The extent of the impact will depend, in part, on the extent of awards in any given year. In 2009, we granted 6.8 million SARs with a total fair value of $37 million. In 2008, we granted 4.9 million SARs with a total fair value of $72 million. In 2007, we granted 2.6 million SARs with a total fair value of $68 million.

For 2009 awards, a 10% change in the volatility assumption (82% for 2009; for sensitivity analysis, volatility was assumed to be 74% and 90%) would have resulted in a $2.5 million, or 7%, change in fair value. A 10% change in the expected term assumption (4.7 years for 2009; for sensitivity analysis, expected term was assumed to be 4.2 years and 5.2 years) would have resulted in a $1.4 million, or 4%, change in fair value. These changes in fair value would have been recognized over the five-year vesting period of such awards. It should be noted that a change in the expected term would cause other changes, since the risk-free rate and volatility assumptions are specific to the term; we did not attempt to adjust those assumptions in performing the sensitivity analysis above.

Recently Issued Accounting Standards

We adopted various accounting standards during 2009, none of which had a material effect on our consolidated financial statements. In addition, certain amendments to Accounting Standards Codification ("ASC") Topic 810 "Consolidation" become effective for us beginning January 1, 2010. Such amendments include changes to the quantitative approach to determine the primary beneficiary of a variable interest entity ("VIE"). An enterprise must determine if its variable interest or interests give it a controlling financial interest in a VIE by evaluating whether 1) the enterprise has the power to direct activities of the VIE that have a significant effect on economic performance, and 2) the enterprise has an obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. The amendments to ASC 810 also require ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE. The adoption of these amendments did not have a material effect on our consolidated financial statements.

Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. Our primary exposure to market risk is interest rate risk associated with our variable rate long-term debt. We attempt to limit our exposure to interest rate risk by managing the mix of our long-term fixed rate borrowings and short-term borrowings under our bank credit facilities. A change in interest rates generally does not have an impact upon our future earnings and cash flow for fixed-rate debt instruments. As fixed-rate debt matures, however, and if additional debt is acquired to fund the debt repayment, future earnings and cash flow may be affected by changes in interest rates. This effect would be realized in the periods subsequent to the periods when the debt matures.

As of December 31, 2009, long-term variable rate borrowings represented approximately 39% of our total borrowings. Assuming a 100 basis-point increase in LIBOR over the 2% floor specified in our senior credit facility, our annual interest cost would change by approximately $55 million based on amounts outstanding at December 31, 2009. The following table provides additional information about our long-term debt subject to changes in interest rates:

	Debt maturing in,							Fair Value December 31, 2009
	2010	2011	2012	2013	2014	Thereafter	Total	
	(In millions)							
Fixed rate	$1,081	$ 530	$ 545	$ 1,345	$1,141	$3,902	$8,544	$7,960
Average interest rate	8.7%	7.9%	6.8%	10.1%	8.4%	9.4%	9.0%	
Variable rate	$ —	$5,512	$ —	$ —	$ —	$ —	$5,512	$4,975
Average interest rate	N/A	6.0%	N/A	N/A	N/A	N/A	6.0%	

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Responsibilities

Management is responsible for establishing and maintaining adequate internal control over financial reporting for MGM MIRAGE and subsidiaries (the "Company").

Objective of Internal Control over Financial Reporting

In establishing adequate internal control over financial reporting, management has developed and maintained a system of internal control, policies and procedures designed to provide reasonable assurance that information contained in the accompanying consolidated financial statements and other information presented in this annual report is reliable, does not contain any untrue statement of a material fact or omit to state a material fact, and fairly presents in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented in this annual report. Significant elements of the Company's internal control over financial reporting include, for example:

- Hiring skilled accounting personnel and training them appropriately;
- Written accounting policies;
- Written documentation of accounting systems and procedures;
- Segregation of incompatible duties;
- Internal audit function to monitor the effectiveness of the system of internal control;
- Oversight by an independent Audit Committee of the Board of Directors.

Management's Evaluation

Management has evaluated the Company's internal control over financial reporting using the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation as of December 31, 2009, management believes that the Company's internal control over financial reporting is effective in achieving the objectives described above.

Report of Independent Registered Public Accounting Firm

Deloitte & Touche LLP audited the Company's consolidated financial statements as of and for the year ended December 31, 2009 and issued their report thereon, which is included in this annual report. Deloitte & Touche LLP has also issued an attestation report on the effectiveness of the Company's internal control over financial reporting and such report is also included in this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of MGM MIRAGE

We have audited the internal control over financial reporting of MGM MIRAGE and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009. Our report dated February 26, 2010 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada
February 26, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of MGM MIRAGE

We have audited the accompanying consolidated balance sheets of MGM MIRAGE and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MGM MIRAGE and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada
February 26, 2010

MGM MIRAGE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	At December 31, 2009	At December 31, 2008
ASSETS		
Current assets		
Cash and cash equivalents	$ 2,056,207	$ 295,644
Accounts receivable, net	368,474	303,416
Inventories	101,809	111,505
Income tax receivable	384,555	64,685
Deferred income taxes	38,487	63,153
Prepaid expenses and other	103,969	155,652
Assets held for sale	—	538,975
Total current assets	3,053,501	1,533,030
Property and equipment, net	15,069,952	16,289,154
Other assets		
Investments in and advances to unconsolidated affiliates	3,611,799	4,642,865
Goodwill	86,353	86,353
Other intangible assets, net	344,253	347,209
Deposits and other assets, net	352,352	376,105
Total other assets	4,394,757	5,452,532
	$22,518,210	$23,274,716
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 155,796	$ 142,693
Construction payable	17,923	45,103
Current portion of long-term debt	1,079,824	1,047,614
Accrued interest on long-term debt	206,357	187,597
Other accrued liabilities	923,701	1,549,296
Liabilities related to assets held for sale	—	30,273
Total current liabilities	2,383,601	3,002,576
Deferred income taxes	3,031,303	3,441,198
Long-term debt	12,976,037	12,416,552
Other long-term obligations	256,837	440,029
Commitments and contingencies (Note 13)		
Stockholders' equity		
Common stock, $.01 par value: authorized 600,000,000 shares; issued 441,222,251 and 369,283,995 shares; outstanding 441,222,251 and 276,506,968 shares	4,412	3,693
Capital in excess of par value	3,497,425	4,018,410
Treasury stock, at cost (0 and 92,777,027 shares)	—	(3,355,963)
Retained earnings	370,532	3,365,122
Accumulated other comprehensive loss	(1,937)	(56,901)
Total stockholders' equity	3,870,432	3,974,361
	$22,518,210	$23,274,716

The accompanying notes are an integral part of these consolidated financial statements.

MGM MIRAGE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended December 31,		
	2009	2008	2007
Revenues			
Casino	$ 2,618,060	$2,975,680	$ 3,239,054
Rooms	1,370,135	1,907,093	2,130,542
Food and beverage	1,362,325	1,582,367	1,651,655
Entertainment	493,799	546,310	560,909
Retail	207,260	261,053	296,148
Other	592,703	611,692	519,360
	6,644,282	7,884,195	8,397,668
Less: Promotional allowances	(665,693)	(675,428)	(706,031)
	5,978,589	7,208,767	7,691,637
Expenses			
Casino	1,459,944	1,618,914	1,646,883
Rooms	427,169	533,559	542,289
Food and beverage	775,018	930,716	947,475
Entertainment	358,026	384,822	395,611
Retail	134,851	168,859	187,386
Other	384,298	397,504	307,914
General and administrative	1,100,193	1,278,944	1,251,952
Corporate expense	143,764	109,279	193,893
Preopening and start-up expenses	53,013	23,059	92,105
Property transactions, net	1,328,689	1,210,749	(186,313)
Gain on CityCenter transaction	—	—	(1,029,660)
Depreciation and amortization	689,273	778,236	700,334
	6,854,238	7,434,641	5,049,869
Income (loss) from unconsolidated affiliates	(88,227)	96,271	222,162
Operating income (loss)	(963,876)	(129,603)	2,863,930
Non-operating income (expense)			
Interest income	12,304	16,520	17,210
Interest expense, net	(775,431)	(609,286)	(708,343)
Non-operating items from unconsolidated affiliates	(47,127)	(34,559)	(18,805)
Other, net	(238,463)	87,940	4,436
	(1,048,717)	(539,385)	(705,502)
Income (loss) from continuing operations before income taxes	(2,012,593)	(668,988)	2,158,428
Benefit (provision) for income taxes	720,911	(186,298)	(757,883)
Income (loss) from continuing operations	(1,291,682)	(855,286)	1,400,545
Discontinued operations			
Income from discontinued operations	—	—	10,461
Gain on disposal of discontinued operations	—	—	265,813
Provision for income taxes	—	—	(92,400)
	—	—	183,874
Net income (loss)	$(1,291,682)	$ (855,286)	$ 1,584,419
Basic income (loss) per share of common stock			
Income (loss) from continuing operations	$ (3.41)	$ (3.06)	$ 4.88
Discontinued operations	—	—	0.64
Net income (loss) per share	$ (3.41)	$ (3.06)	$ 5.52
Diluted income (loss) per share of common stock			
Income (loss) from continuing operations	$ (3.41)	$ (3.06)	$ 4.70
Discontinued operations	—	—	0.61
Net income (loss) per share	$ (3.41)	$ (3.06)	$ 5.31

The accompanying notes are an integral part of these consolidated financial statements.

MGM MIRAGE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2009	**2008**	**2007**
Cash flows from operating activities			
Net income (loss)	$(1,291,682)	$ (855,286)	$ 1,584,419
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	689,273	778,236	700,334
Amortization of debt discounts, premiums and issuance costs	50,852	10,620	4,298
Loss (gain) on retirement of long-term debt	61,563	(87,457)	—
Convertible note impairment	175,690	—	—
Provision for doubtful accounts	54,074	80,293	32,910
Stock-based compensation	36,571	36,277	45,678
Business interruption insurance — lost profits	(15,115)	(9,146)	(66,748)
Business interruption insurance — cost recovery	—	(27,883)	(5,962)
Property transactions, net	1,328,689	1,210,749	(186,313)
Gain on CityCenter transaction	—	—	(1,029,660)
Gain on disposal of discontinued operations	—	—	(265,813)
Loss (income) from unconsolidated affiliates	188,178	(40,752)	(162,217)
Distributions from unconsolidated affiliates	93,886	70,546	211,062
Deferred income taxes	(344,690)	79,516	32,813
Changes in assets and liabilities:			
Accounts receivable	(121,088)	20,500	(82,666)
Inventories	6,571	12,366	(8,511)
Income taxes receivable and payable	(334,522)	(346,878)	315,877
Prepaid expenses and other	(17,427)	14,983	10,937
Accounts payable and accrued liabilities	37,158	(187,858)	32,720
Real estate under development	—	—	(458,165)
Residential sales deposits	—	—	247,046
Business interruption insurance recoveries	16,391	28,891	72,711
Other	(26,458)	(34,685)	(30,334)
Net cash provided by operating activities	587,914	753,032	994,416
Cash flows from investing activities			
Capital expenditures, net of construction payable	(136,850)	(781,754)	(2,917,409)
Proceeds from sale of TI	746,266	—	—
Proceeds from contribution of CityCenter	—	—	2,468,652
Proceeds from disposals of discontinued operations, net	—	—	578,873
Purchase of convertible note	—	—	(160,000)
Investments in and advances to unconsolidated affiliates	(963,685)	(1,279,462)	(31,420)
Property damage insurance recoveries	7,186	21,109	207,289
Dispositions of property and equipment	22,291	85,968	47,571
Other	(5,463)	(27,301)	15,745
Net cash provided by (used in) investing activities	(330,255)	(1,981,440)	209,301
Cash flows from financing activities			
Net borrowings (repayments) under bank credit facilities — maturities of 90 days or less	(1,027,193)	2,760,450	(402,300)
Borrowings under bank credit facilities — maturities longer than 90 days	6,771,492	8,170,000	6,750,000
Repayments under bank credit facilities — maturities longer than 90 days	(5,942,455)	(8,450,000)	(7,500,000)
Issuance of long-term debt	1,921,751	698,490	750,000
Retirement of senior notes	(1,176,452)	(789,146)	(1,402,233)
Debt issuance costs	(112,055)	(48,700)	(5,983)
Issuance of common stock	1,104,418	—	1,192,758
Issuance of common stock upon exercise of stock awards	637	14,116	97,792
Purchases of common stock	—	(1,240,856)	(826,765)
Excess tax benefits from stock-based compensation	—	9,509	102,479
Payment of Detroit Economic Development Corporation Bonds	(49,393)	—	—
Other	(2,000)	(1,781)	3,715
Net cash provided by (used in) financing activities	1,488,750	1,122,082	(1,240,537)
Cash and cash equivalents			
Net increase (decrease) for the year	1,746,409	(106,326)	(36,820)
Cash related to assets held for sale	14,154	(14,154)	—
Balance, beginning of year	295,644	416,124	452,944
Balance, end of year	$ 2,056,207	$ 295,644	$ 416,124
Supplemental cash flow disclosures			
Interest paid, net of amounts capitalized	$ 807,523	$ 622,297	$ 731,618
State, federal and foreign income taxes paid, net of refunds	(53,863)	437,874	391,042
Non-cash investing and financing activities			
Carrying value of net assets contributed to joint venture	$ —	$ —	$ 2,773,612
CityCenter completion guarantees and delayed equity contributions	(55,000)	1,111,837	—

The accompanying notes are an integral part of these consolidated financial statements.

MGM MIRAGE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

For the Years Ended December 31, 2009, 2008 and 2007

	Common Stock		Capital in Excess of Par Value	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares Outstanding	Par Value					
Balances, January 1, 2007	283,909	$3,629	$2,806,636	$(1,597,120)	$ 2,635,989	$ 415	$ 3,849,549
Net income	—	—	—	—	1,584,419	—	1,584,419
Currency translation adjustment	—	—	—	—	—	583	583
Other comprehensive loss from unconsolidated affiliate, net	—	—	—	—	—	(442)	(442)
Total comprehensive income							1,584,560
Stock-based compensation	—	—	48,063	—	—	—	48,063
Change in excess tax benefit from stock-based compensation	—	—	115,439	—	—	—	115,439
Issuance of common stock	14,200	—	883,980	308,778	—	—	1,192,758
Issuance of common stock pursuant to stock-based compensation awards	5,510	55	96,691	—	—	—	96,746
Purchases of treasury stock	(9,850)	—	—	(826,765)	—	—	(826,765)
Other	—	—	353	—	—	—	353
Balances, December 31, 2007	293,769	3,684	3,951,162	(2,115,107)	4,220,408	556	6,060,703
Net loss	—	—	—	—	(855,286)	—	(855,286)
Currency translation adjustment	—	—	—	—	—	(3,190)	(3,190)
Valuation adjustment to M Resort convertible note, net of taxes	—	—	—	—	—	(54,267)	(54,267)
Total comprehensive loss							(912,743)
Stock-based compensation	—	—	42,418	—	—	—	42,418
Change in excess tax benefit from stock-based compensation	—	—	10,494	—	—	—	10,494
Issuance of common stock pursuant to stock-based compensation awards	888	9	14,107	—	—	—	14,116
Purchases of treasury stock	(18,150)	—	—	(1,240,856)	—	—	(1,240,856)
Other	—	—	229	—	—	—	229
Balances, December 31, 2008	276,507	3,693	4,018,410	(3,355,963)	3,365,122	(56,901)	3,974,361
Net loss	—	—	—	—	(1,291,682)	—	(1,291,682)
Currency translation adjustment	—	—	—	—	—	532	532
Reclass M Resort convertible note valuation adjustment to current earnings	—	—	—	—	—	54,267	54,267
Other comprehensive income from unconsolidated affiliate, net	—	—	—	—	—	165	165
Total comprehensive loss							(1,236,718)
Stock-based compensation	—	—	43,050	—	—	—	43,050
Change in excess tax benefit from stock-based compensation	—	—	(14,854)	—	—	—	(14,854)
Issuance of common stock	164,450	717	(549,354)	3,355,963	(1,702,908)	—	1,104,418
Issuance of common stock pursuant to stock-based compensation awards	265	2	(29)	—	—	—	(27)
Other	—	—	202	—	—	—	202
Balances, December 31, 2009	441,222	$4,412	$3,497,425	$ —	$ 370,532	$ (1,937)	$ 3,870,432

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — ORGANIZATION

MGM MIRAGE (the "Company") is a Delaware corporation. As of December 31, 2009, approximately 37% of the outstanding shares of the Company's common stock were owned by Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian. Prior to the May 2009 issuance of common stock — see Note 14 — Tracinda Corporation owned more than 50% of the outstanding shares of the Company's common stock. As a result, Tracinda Corporation had the ability to elect the Company's entire Board of Directors and to determine the outcome of other matters submitted to the Company's stockholders, such as the approval of significant transactions. Following the May 2009 issuance of common stock, Tracinda Corporation continues to have significant influence with respect to the election of directors and other matters, but it no longer has the power to solely determine these matters. MGM MIRAGE acts largely as a holding company and, through wholly-owned subsidiaries, owns and/or operates casino resorts.

The Company owns and operates the following casino resorts in Las Vegas, Nevada: Bellagio, MGM Grand Las Vegas, Mandalay Bay, The Mirage, Luxor, New York-New York, Excalibur, Monte Carlo, and Circus Circus Las Vegas. Operations at MGM Grand Las Vegas include management of The Signature at MGM Grand Las Vegas, a condominium-hotel consisting of three towers. Other Nevada operations include Circus Circus Reno, Gold Strike in Jean, and Railroad Pass in Henderson. The Company has a 50% investment in Silver Legacy in Reno, which is adjacent to Circus Circus Reno. The Company also owns Shadow Creek, an exclusive world-class golf course located approximately ten miles north of its Las Vegas Strip resorts, and Primm Valley Golf Club at the California/ Nevada state line.

The Company also owns 50% of CityCenter, located on the Las Vegas Strip between Bellagio and Monte Carlo. The other 50% of CityCenter is owned by Infinity World Development Corp ("Infinity World"), a wholly-owned subsidiary of Dubai World, a Dubai, United Arab Emirates government decree entity. CityCenter consists of Aria, a 4,000-room casino resort; Mandarin Oriental Las Vegas, a 400-room non-gaming boutique hotel; Crystals, a 425,000 square foot retail district, including shops, dining and entertainment venues; and Vdara, a 1,495-room luxury condominium-hotel. In addition, CityCenter features residential units in the Residences at Mandarin Oriental — 225 units and Veer — approximately 670 units. Aria opened on December 16, 2009 and Vdara, Mandarin Oriental and Crystals all opened in early December 2009. The residential units within CityCenter began the sales closing process in early 2010. Additionally, CityCenter postponed the opening of The Harmon Hotel & Spa, a 400-room non-gaming boutique hotel, until such time as the Company and Infinity World mutually agree to proceed with its completion. The Company entered into various management agreements with the joint venture for the ongoing operations of CityCenter. The Company receives a management fee of 2% of gross revenues for the management of Aria and Vdara, and 5% of EBITDA, as defined. In addition, the Company receives an annual fee of $3 million for the management of Crystals.

The Company and its local partners own and operate MGM Grand Detroit in Detroit, Michigan. The Company also owns and operates two resorts in Mississippi: Beau Rivage in Biloxi and Gold Strike Tunica.

The Company has 50% interests in three resorts outside of Nevada: MGM Grand Macau, Grand Victoria and Borgata. MGM Grand Macau is a casino resort that opened on December 18, 2007. Pansy Ho Chiu-King owns the other 50% of MGM Grand Macau. Grand Victoria is a riverboat in Elgin, Illinois. An affiliate of Hyatt Gaming owns the other 50% of Grand Victoria and also operates the resort. Borgata is a casino resort located on Renaissance Pointe in the Marina area of Atlantic City, New Jersey. Boyd Gaming Corporation ("Boyd") owns the other 50% of Borgata and also operates the resort. See Note 8 for further discussion of Borgata.

The Company owns additional land adjacent to Borgata, a portion of which consists of common roads, landscaping and master plan improvements, and a portion of which was planned for a wholly-owned development, MGM Grand Atlantic City. As part of the potential settlement discussed in Note 8, the Company has agreed that an affiliate of the Company would withdraw its license application for this development. The Company does not intend to pursue this development for the foreseeable future — see Note 3 for further discussion of the related impairment charge.

NOTE 2 — LIQUIDITY AND FINANCIAL POSITION

The Company has significant indebtedness and it has significant financial commitments in 2010. On December 30, 2009, the Company borrowed the $1.6 billion then available to it under its senior credit facility in order to increase its capacity for issuing additional senior secured notes under its existing public notes indentures; it repaid this borrowing on January 4, 2010. Therefore, as of December 31, 2009, the Company had a higher than normal cash balance of $2.1 billion. As of December 31, 2009, the Company had approximately $14.1 billion of total long-term debt including amounts outstanding under its senior credit facility. As discussed below, on February 25, 2010, the Company entered into an agreement amending its senior credit facility, which, among other things, provides for an extension of the maturity date for a portion of its senior credit facility (subject to the fulfillment of certain conditions), provided for a reduction in the credit exposures of lenders agreeing to such extensions, and an increase in applicable interest rates payable to such lenders.

As of December 31, 2009 the Company's financial obligations in 2010 included $1.1 billion related to maturities of long-term debt; $1.0 billion in estimated interest payments on outstanding debt; and an estimated $394 million under its CityCenter completion guarantee which it expects to be partially offset by up to $244 million in proceeds from the sale of residential units at CityCenter, though the timing of receipt of such proceeds is uncertain. In addition, the Company expects to invest approximately $250 million in currently uncommitted capital expenditures at its resorts in 2010.

Giving effect to the January 4, 2010 repayment, the Company had approximately $1.6 billion available under its senior credit facility to fund its 2010 obligations as of December 31, 2009. The Company has no other existing sources of borrowing availability, except to the extent it reduces amounts outstanding under the senior credit facility. In addition, the Company historically has generated significant cash flows from operations; the Company generated approximately $1.4 billion in cash flows from operations before deducting cash paid for interest in 2009. The Company also expects to receive tax refunds of approximately $385 million during 2010.

On February 25, 2010 the Company entered into an amendment (the "Amendment") to its senior credit facility which:

- Provides the Company a period through June 30, 2010 to raise sufficient capital to make the "Required Prepayments" described below;
- Permits the Company to issue not more than $850 million of secured indebtedness to finance all or a portion of the Required Prepayments;
- Permits the Company to transfer its 50% interest in Borgata and certain land and cash into a trust — see Note 8; and
- Requires the payment of an amendment fee to all lenders under the credit facility.

Pursuant to the Amendment, a restatement of the senior credit facility (the "Restated Loan Agreement") will become effective upon making of the Required Prepayments and satisfaction of certain documentary conditions provided that these occur no later than June 30, 2010.

The Restated Loan Agreement:

- Requires the Company to make a 20% reduction in credit exposures of those of its lenders which have agreed to extend their commitments, other than lenders which waived such reduction (the "Required Prepayments" — approximately $820 million);
- Subject to the making of the Required Prepayments and the fulfillment of certain other conditions, re-tranches the senior credit facility so that approximately $1.4 billion of revolving loans and commitments will be effectively converted into term loans, leaving a revolving credit commitment of $2.0 billion, approximately $300 million of which will mature in October 2011;
- Requires the Company to repay in full the approximately $1.2 billion owed to lenders which have not agreed to extend their commitments on the existing maturity date in October 2011;

- Extends (subject to certain conditions) the maturity date for the remaining approximately $3.6 billion of the loans and lending commitments (adjusted for the Required Prepayments) under the credit facility through February 21, 2014;
- Provides for extension fees and a 100 basis point increase in interest rate for extending lenders; and
- Continues the existing minimum EBITDA and maximum annual capital expenditures covenants with periodic step-ups during the extension period.

In addition, the Restated Loan Agreement will allow the Company to issue unsecured debt and equity securities to refinance indebtedness maturing prior to October 3, 2011 and the $1.2 billion portion of the obligations owed to non-extending Lenders. Following the repayment of such lenders and the fulfillment of certain other conditions, the maturity of the balance of the senior credit facility will be extended to February 21, 2014 and the Restated Loan Agreement will thereafter permit the Company to issue unsecured debt and equity securities to refinance indebtedness which matures prior to the maturity date of the extended facilities. However, (a) indebtedness in amounts issued in excess of $250 million over such interim maturities requires ratable prepayment of the credit facilities in an amount equal to 50% of the net cash proceeds of such excess, and (b) equity amounts issued in excess of $500 million over such interim maturities require ratable prepayment of the credit facilities in an amount equal to 50% of the net cash proceeds of such excess.

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Principles of consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's investments in unconsolidated affiliates which are 50% or less owned are accounted for under the equity method. The Company does not have a variable interest in any variable interest entities. All intercompany balances and transactions have been eliminated in consolidation. The Company's operations are primarily in one segment: operation of casino resorts. Other operations, and foreign operations, are not material.

Management's use of estimates. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Those principles require the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial statement impact of Hurricane Katrina and Monte Carlo fire. The Company maintains insurance for both property damage and business interruption relating to catastrophic events, such as Hurricane Katrina which damaged Beau Rivage in August 2005 and the rooftop fire at Monte Carlo in January 2008. Business interruption coverage covers lost profits and other costs incurred during the closure period and up to six months following re-opening.

Non-refundable insurance recoveries received in excess of the net book value of damaged assets, clean-up and demolition costs, and post-event costs are recognized as income in the period received or committed based on the Company's estimate of the total claim for property damage (recorded as "Property transactions, net") and business interruption (recorded as a reduction of "General and administrative" expenses) compared to the recoveries received at that time. All post-event costs and expected recoveries are recorded net within "General and administrative" expenses, except for depreciation of non-damaged assets, which is classified as "Depreciation and amortization."

Insurance recoveries are classified in the statement of cash flows based on the coverage to which they relate. Recoveries related to business interruption are classified as operating cash flows and recoveries related to property damage are classified as investing cash flows. However, the Company's insurance policy includes undifferentiated coverage for both property damage and business interruption. Therefore, the Company classifies insurance recoveries as being related to property damage until the full amount of damaged assets and demolition costs are recovered, and classifies additional recoveries up to the amount of post-event costs incurred as being related to business interruption. Insurance recoveries beyond that amount are classified as operating or investing cash flows based on the Company's estimated allocation of the total claim.

Hurricane Katrina. The Company reached final settlement agreements with its insurance carriers related to Hurricane Katrina in late 2007. In total, the Company received insurance recoveries of $635 million, which exceeded the $265 million net book value of damaged assets and post-storm costs incurred. The Company recognized the $370 million of excess insurance recoveries in income in 2007 and 2006.

Monte Carlo fire. The Company reached final settlement agreements for the Monte Carlo Fire in early 2009. In total, the Company received $74 million of proceeds from its insurance carriers. The Company recognized the $41 million of excess insurance recoveries in income in 2008 and 2009, with recoveries offsetting a write-down of $4 million related to the net book value of damaged assets, demolition costs of $7 million, and operating costs of $21 million.

The following table shows the net pre-tax impact on the statements of operations for insurance recoveries from Hurricane Katrina and the Monte Carlo fire:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Reduction of general and administrative expenses:			
Hurricane Katrina	$ —	$ —	$ 66,748
Monte Carlo fire	15,115	9,146	—
	$15,115	$9,146	$ 66,748
Reduction of property transactions, net:			
Hurricane Katrina	$ —	$ —	$217,290
Monte Carlo fire	7,186	9,639	—
	$ 7,186	$9,639	$217,290

The following table shows the cash flow statement impact of insurance proceeds from Hurricane Katrina and the Monte Carlo fire:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Cash flows from operating activities:			
Hurricane Katrina	$ —	$ —	$ 72,711
Monte Carlo fire	16,391	28,891	—
	$16,391	$28,891	$ 72,711
Cash flows from investing activities:			
Hurricane Katrina	$ —	$ —	$207,289
Monte Carlo fire	7,186	21,109	—
	$ 7,186	$21,109	$207,289

Fair value measurements. Fair value measurements affect the Company's accounting and impairment assessments of its long-lived assets, goodwill, and other intangibles as discussed further in relevant sections below. Fair value measurements also affect the Company's accounting for certain of its financial assets and liabilities.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured according to a hierarchy that includes: "Level 1" inputs, such as quoted prices in an active market; "Level 2" inputs, which are observable inputs for similar assets; or "Level 3" inputs, which are unobservable inputs.

The Company used fair value measurements in its accounting for investment in The M Resort LLC 6% convertible note maturing June 2015 and embedded call option (the "M Resort Note"). The fair value of the convertible note was previously measured using "Level 2" inputs. As of June 30, 2009, the fair value of the convertible note and embedded call option were measured using "Level 3" inputs. See below under "Investment in The M Resort LLC convertible note" for further discussion of the valuation of the M Resort Note.

The Company uses fair value measurements when assessing impairment of its investments in unconsolidated affiliates. The Company estimates such fair value using a discounted cash flow analysis utilizing "Level 3" inputs, including market indicators of discount rates and terminal year capitalization rates — see Note 8 for further discussion.

At December 31, 2009, the fair value of the Company's carrying value of its Renaissance Pointe land holdings were measured using "Level 2" and "Level 3" inputs. See below under "Property and Equipment" for further discussion of the Renaissance Pointe impairment.

During 2008, the Company used "Level 2" inputs to evaluate the fair value of its Primm Valley Golf Club "PVGC." See below under "Property and Equipment" for further discussion of the PVGC impairment.

Cash and cash equivalents. Cash and cash equivalents include investments and interest bearing instruments with maturities of three months or less at the date of acquisition. Such investments are carried at cost, which approximates market value. Book overdraft balances resulting from the Company's cash management program are recorded as accounts payable, construction payable, or other accrued liabilities, as applicable.

Accounts receivable and credit risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino accounts receivable. The Company issues markers to approved casino customers following background checks and investigations of creditworthiness. At December 31, 2009, a substantial portion of the Company's receivables were due from customers residing in foreign countries. Business or economic conditions or other significant events in these countries could affect the collectibility of such receivables.

Accounts receivable are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company's receivables to their net carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as historical collection experience and current economic and business conditions. Management believes that as of December 31, 2009, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

Inventories. Inventories consist of food and beverage, retail merchandise and operating supplies, and are stated at the lower of cost or market. Cost is determined primarily by the average cost method for food and beverage and supplies and the retail inventory or specific identification methods for retail merchandise.

Property and equipment. Property and equipment are stated at cost. Gains or losses on dispositions of property and equipment are included in the determination of income. Maintenance costs are expensed as incurred. Property and equipment are generally depreciated over the following estimated useful lives on a straight-line basis:

Buildings and improvements	30 to 45 years
Land improvements	10 to 20 years
Furniture and fixtures	3 to 10 years
Equipment	3 to 20 years

The Company evaluates its property and equipment and other long-lived assets for impairment based on its classification as a) held for sale or b) to be held and used. Several criteria must be met before an asset is classified as held for sale, including that management with the appropriate authority commits to a plan to sell the asset at a reasonable price in relation to its fair value and is actively seeking a buyer. For assets held for sale, the Company recognizes the asset at the lower of carrying value or fair market value less costs to sell, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. For assets to be held and used, the Company reviews for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets held for sale or assets to be held and used, are recorded as operating expenses.

The Company reviewed the carrying value of its Renaissance Pointe land holdings for impairment at December 31, 2009 as management did not intend to pursue its MGM Grand Atlantic City project for the foreseeable future. The Company's Renaissance Pointe land holdings include a 72-acre development site and 10 acres of land subject to a long-term lease with the Borgata joint venture. The fair value of the development land was determined based on a market approach and the fair value of land subject to the long-term lease with Borgata was determined using a discounted cash flow analysis using expected contractual cash flows under the lease discounted at a market capitalization rate. As a result, the Company recorded a non-cash impairment charge of $548 million in the 2009 fourth quarter which was included in "Property transactions, net" related to its land holdings on Renaissance Pointe and capitalized development costs.

During 2008, the Company concluded that the Primm Valley Golf Club ("PVGC") should be reviewed for impairment due to its recent operating losses and the Company's expectation that such operating losses will continue. The estimated future undiscounted cash flows of PVGC did not exceed its carrying value. The Company determined the estimated fair value of PVGC to be approximately $14 million based on the comparable sales approach. The carrying value of PVGC exceeds its estimated fair value and as a result, the Company recorded an impairment charge of $30 million which is included in "Property transactions, net" for the year ended December 31, 2008.

Capitalized interest. The interest cost associated with major development and construction projects is capitalized and included in the cost of the project. When no debt is incurred specifically for a project, interest is capitalized on amounts expended on the project using the weighted-average cost of the Company's outstanding borrowings. Capitalization of interest ceases when the project is substantially complete or development activity is suspended for more than a brief period.

Investment in The M Resort LLC convertible note. In June 2007, the Company purchased a $160 million convertible note issued by The M Resort LLC, which developed and currently operates a casino resort on Las Vegas Boulevard, 10 miles south of Bellagio. The convertible note matures in June 2015, contains certain optional and mandatory redemption provisions, and is convertible into a 50% equity interest in The M Resort LLC. The convertible note earns interest at 6% which may be paid in cash or accrued "in kind" for the first five years; thereafter interest must be paid in cash. There are no scheduled principal payments before maturity.

The convertible note was accounted for as a hybrid financial instrument consisting of a host debt instrument and an embedded call option on The M Resort LLC's equity. The debt component was accounted for separately as an available-for-sale marketable security, with changes in value recorded in other comprehensive income. The call option was treated as a derivative with changes in value recorded in earnings. The initial value of the call option was $0 and the initial value of the debt was $155 million, with the discount accreted to earnings over the term of the note. The fair value of the call option was $0 at December 31, 2008 and 2007. At June 30, 2009, the Company determined that the fair value of the M Resort Note was $0, that the decline in value was "other-than-temporary," and that the entire amount of the indicated impairment related to a credit loss. The conclusion that the decline in value was "other-than-temporary" was based on the Company's assessment of actual results since the opening of the M Resort and M Resort's management's revised cash flow projections since its opening, which are significantly lower than original predictions due to market and general economic conditions. Based on the conclusions above, the Company recorded a pre-tax impairment charge of $176 million — the accreted value as of May 31, 2009 — in the second quarter of 2009 within "Other non-operating expense." Of that amount, $82 million was reclassified from accumulated other comprehensive loss, which amount was $54 million net of tax. The Company stopped recording accrued "paid-in-kind" interest as of May 31, 2009.

Investments in and advances to unconsolidated affiliates. The Company has investments in unconsolidated affiliates accounted for under the equity method. Under the equity method, carrying value is adjusted for the Company's share of the investees' earnings and losses, as well as capital contributions to and distributions from these companies.

The Company evaluates its investments in unconsolidated affiliates for impairment when events or changes in circumstances indicate that the carrying value of such investment may have experienced an "other-than-temporary" decline in value. If such conditions exist, the Company compares the estimated fair value of the investment to its carrying value to determine if an impairment is indicated and determines whether such impairment is "other-than-temporary" based on its assessment of all relevant factors. Estimated fair value is determined using a discounted cash flow analysis based on estimated future results of the investee and market indicators of terminal year capitalization rates. See Note 8 for results of the Company's review of its investment in certain of its unconsolidated affiliates.

Goodwill and other intangible assets. Goodwill represents the excess of purchase price over fair market value of net assets acquired in business combinations. Goodwill and indefinite-lived intangible assets must be reviewed for impairment at least annually and between annual test dates in certain circumstances. The Company performs its annual impairment tests in the fourth quarter of each fiscal year. No impairments were indicated as a result of the annual impairment review for goodwill and indefinite-lived intangible assets in 2009 and 2007. See Note 9 for results of the Company's 2008 annual impairment tests.

Goodwill for relevant reporting units is tested for impairment using a discounted cash flow analysis based on the estimated future results of the Company's reporting units discounted using the Company's weighted average cost of capital and market indicators of terminal year capitalization rates. The implied fair value of a reporting unit's goodwill is compared to the carrying value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to its assets and liabilities and the amount remaining, if any, is the implied fair value of goodwill. If the implied fair value of the goodwill is less than its carrying value then it must be written down to its implied fair value. License rights are tested for impairment using a discounted cash flow approach, and trademarks are tested for impairment using the relief-from-royalty method. If the fair value of an indefinite-lived intangible asset is less than its carrying amount, an impairment loss must be recognized equal to the difference.

Revenue recognition and promotional allowances. Casino revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs ("casino front money") and for chips in the customers' possession ("outstanding chip liability"). Hotel, food and beverage, entertainment and other operating revenues are recognized as services are performed. Advance deposits on rooms and advance ticket sales are recorded as accrued liabilities until services are provided to the customer.

Gaming revenues are recognized net of certain sales incentives, including discounts and points earned in point-loyalty programs. The retail value of accommodations, food and beverage, and other services furnished to guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is primarily included in casino expenses as follows:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Rooms	$105,821	$ 91,292	$ 96,183
Food and beverage	261,647	288,522	303,900
Other	32,450	30,742	33,457
	$399,918	$410,556	$433,540

Reimbursed expenses. The Company recognizes costs reimbursed pursuant to management services as revenue in the period it incurs the costs. Reimbursed costs related mainly to the Company's management of CityCenter and totaled $99 million for 2009, $47 million for 2008, and $5 million for 2007.

Point loyalty programs. The Company's primary point-loyalty program, in operation at its wholly-owned major resorts and Aria, is Players Club. In Players Club, customers earn points based on their slots play, which can be redeemed for cash or free play at any of the Company's participating resorts. The Company records a liability based on the points earned times the redemption value and records a corresponding reduction in casino revenue. The expiration of unused points results in a reduction of the liability. Customers' overall level of table games and slots play is also tracked and used by management in awarding discretionary complimentaries — free rooms, food and beverage and other services — for which no accrual is recorded. Other loyalty programs at the Company's resorts generally operate in a similar manner, though they generally are available only to customers at the individual resorts. At December 31, 2009 and 2008, the total company-wide liability for point-loyalty programs was $47 million and $52 million, respectively, including amounts classified as liabilities related to assets held for sale.

Advertising. The Company expenses advertising costs the first time the advertising takes place. Advertising expense of continuing operations, which is generally included in general and administrative expenses, was $118 million, $122 million and $141 million for 2009, 2008 and 2007, respectively.

Corporate expense. Corporate expense represents unallocated payroll and aircraft costs, professional fees and various other expenses not directly related to the Company's casino resort operations. In addition, corporate expense includes the costs associated with the Company's evaluation and pursuit of new business opportunities, which are expensed as incurred until development of a specific project has become probable.

Preopening and start-up expenses. Preopening and start-up costs, including organizational costs, are expensed as incurred. Costs classified as preopening and start-up expenses include payroll, outside services, advertising, and other expenses related to new or start-up operations and new customer initiatives.

Property transactions, net. The Company classifies transactions such as write-downs and impairments, demolition costs, and normal gains and losses on the sale of assets as "Property transactions, net." See Note 17 for a detailed discussion of these amounts.

Income per share of common stock. The weighted-average number of common and common equivalent shares used in the calculation of basic and diluted earnings per share consisted of the following:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Weighted-average common shares outstanding used in the calculation of basic earnings per share	378,513	279,815	286,809
Potential dilution from stock options, stock appreciation rights and restricted stock	—	—	11,475
Weighted-average common and common equivalent shares used in the calculation of diluted earnings per share	378,513	279,815	298,284

The Company had a loss from continuing operations in 2009 and 2008. Therefore, approximately 29 million and 26 million shares, respectively underlying outstanding stock-based awards were excluded from the computation of diluted earnings per share because inclusion would be anti-dilutive. In 2007 shares underlying outstanding stock-based awards excluded from the diluted share calculation were not material.

Currency translation. The Company translates the financial statements of foreign subsidiaries which are not denominated in US dollars. Balance sheet accounts are translated at the exchange rate in effect at each balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments resulting from this process are charged or credited to other comprehensive income.

Comprehensive income. Comprehensive income includes net income (loss) and all other non-stockholder changes in equity, or other comprehensive income. Elements of the Company's other comprehensive income are reported in the accompanying consolidated statements of stockholders' equity, and the cumulative balance of these elements consisted of the following:

	At December 31,	
	2009	2008
	(In thousands)	
Other comprehensive income from unconsolidated affiliates	$ 165	$ —
Valuation adjustment to M Resort convertible note, net of taxes	—	(54,267)
Currency translation adjustments	(2,102)	(2,634)
	$(1,937)	$(56,901)

Recently Issued Accounting Standards. The Company adopted various accounting standards during 2009, none of which had a material effect on its consolidated financial statements. In addition, certain amendments to Accounting Standards Codification ("ASC") Topic 810 "Consolidation" become effective for the Company beginning January 1, 2010. Such amendments include changes to the quantitative approach to determine the primary beneficiary of a variable interest entity ("VIE"). An enterprise must determine if its variable interest or interests give it a controlling financial interest in a VIE by evaluating whether 1) the enterprise has the power to direct activities of the VIE that have a significant effect on economic performance, and 2) the enterprise has an obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. ASC 810 also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE. The adoption of these amendments did not have a material effect on the Company's consolidated financial statements.

NOTE 4 — ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

On March 20, 2009, the Company closed the sale of the Treasure Island casino resort ("TI") to Ruffin Acquisition, LLC for net proceeds to the Company of approximately $746 million. At closing, the Company received $600 million in cash proceeds and a $175 million secured note bearing interest at 10% payable not later than 36 months after closing. Ruffin Acquisition, LLC exercised its option, provided for by an amendment to the purchase agreement, to prepay the note on or before April 30, 2009 and received a $20 million discount on the purchase price. In connection with the sale of TI, including the transfer of all of the membership interest in TI, TI was released as a guarantor of the outstanding indebtedness of the Company and its subsidiaries. The Company recognized a pre-tax gain of $187 million on the sale, which is included within "Property transactions, net."

The assets and liabilities of TI are classified as held for sale as of December 31, 2008. However, the results of its operations have not been classified as discontinued operations because the Company expects to continue to receive significant cash flows from customer migration. The following table summarizes the assets held for sale and liabilities related to assets held for sale in the accompanying consolidated balance sheets for the year ended December 31, 2008:

	December 31, 2008
	(In thousands)
Cash	$ 14,154
Accounts receivable, net	9,962
Inventories	3,069
Prepaid expenses and other	3,459
Total current assets	30,644
Property and equipment, net	494,807
Goodwill	7,781
Other assets, net	5,743
Total assets	538,975
Accounts payable	4,162
Other current liabilities	26,111
Total current liabilities	30,273
Other long-term obligations	—
Total liabilities	30,273
Net assets	$508,702

In April 2007, the Company completed the sale of Buffalo Bill's, Primm Valley, and Whiskey Pete's casino resorts (the "Primm Valley Resorts"), not including the Primm Valley Golf Club, with net proceeds to the Company of approximately $398 million. In June 2007, the Company completed the sale of the Colorado Belle and Edgewater in Laughlin (the "Laughlin Properties"), with net proceeds to the Company of approximately $199 million.

The sale of the Primm Valley Resorts in April 2007 resulted in a pre-tax gain of $202 million and the sale of the Laughlin Properties in June 2007 resulted in a pre-tax gain of $64 million. The results of the Laughlin Properties and Primm Valley Resorts are classified as discontinued operations in the accompanying consolidated statements of operations for the year ended 2007. In 2007, net revenues from discontinued operations were $129 million and interest allocated to discontinued operations based on the ratio of net assets of discontinued operations to total consolidated net assets and debt of the Company was approximately $6 million. The cash flows of discontinued operations are included with the cash flows of continuing operations in the accompanying consolidated statements of cash flows.

NOTE 5 — CITYCENTER TRANSACTION

In August 2007, the Company and Dubai World agreed to form a 50/50 joint venture for the CityCenter development. The joint venture, CityCenter Holdings, LLC, is owned equally by the Company and Infinity World. In November 2007 the Company contributed the CityCenter assets which the parties valued at $5.4 billion, subject to certain adjustments. Infinity World contributed $2.96 billion in cash. At the close of the transaction, the Company received a cash distribution of $2.47 billion, of which $22 million was repaid in 2008 to CityCenter as a result of a post-closing adjustment.

The initial contribution of the CityCenter assets was accounted for as a partial sale of real estate. As a partial sale, profit can be recognized when a seller retains an equity interest in the assets, but only to the extent of the outside equity interests, and only if the following criteria are met: 1) the buyer is independent of the seller; 2) collection of the sales price is reasonably assured; and 3) the seller will not be required to support the operations of the property to an extent greater than its proportionate retained interest.

The transaction met criteria 1 and 3, despite the Company's equity interest and ongoing management of the project, because the Company does not control the venture and the management and other agreements between the Company and CityCenter have been assessed as being fair market value contracts. In addition, the Company assessed whether it had a prohibited form of continuing involvement based on the presence of certain contingent repurchase options, including an option to purchase Infinity World's interest if Infinity World or Dubai World is denied required gaming approvals. The Company assessed the probability of such contingency as remote and, therefore, determined that a prohibited form of continuing involvement does not exist.

As described above, the Company did not receive the entire amount of the sales price, as a portion remained in the venture to fund near-term construction costs. Therefore, the Company believes that a portion of the gain does not meet criteria 2 above and has been deferred. The Company recorded a gain of $1.03 billion based on the following (in millions):

Cash received:	
Initial distribution	$ 2,468
Post-closing adjustment	(22)
Net cash received	2,446
Less: 50% of carrying value of assets contributed	(1,387)
Less: Liabilities resulting from the transaction	(29)
	$ 1,030

The Company is accounting for its ongoing investment in CityCenter using the equity method, consistent with its other investments in unconsolidated affiliates. The Company determined that CityCenter is not a variable interest entity, based on the following: 1) CityCenter does not meet the scope exceptions for assessment as a variable interest entity; 2) the equity at risk in CityCenter is sufficient, based on qualitative assessments; 3) the equity holders of CityCenter (the Company and Infinity World) have the ability to control CityCenter and the right/obligation to receive/absorb expected returns/losses of CityCenter; and 4) while the Company's 50% voting rights in CityCenter may not be proportionate to its rights/obligations to receive/absorb expected returns/losses given the fact that the Company manages CityCenter, substantially all of the activities of CityCenter do not involve and are not conducted on behalf of the Company.

NOTE 6 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	At December 31, 2009	At December 31, 2008
	(In thousands)	
Casino	$261,025	$243,600
Hotel	117,390	112,985
Other	87,165	46,437
	465,580	403,022
Less: Allowance for doubtful accounts	(97,106)	(99,606)
	$368,474	$303,416

NOTE 7 — PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	At December 31, 2009	At December 31, 2008
	(In thousands)	
Land	$ 7,121,002	$ 7,449,254
Buildings, building improvements and land improvements	8,428,766	8,806,135
Furniture, fixtures and equipment	3,814,597	3,435,886
Construction in progress	66,902	407,440
	19,431,267	20,098,715
Less: Accumulated depreciation and amortization	(4,361,315)	(3,809,561)
	$15,069,952	$16,289,154

NOTE 8 — INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

Investments in and advances to unconsolidated affiliates consisted of the following:

	At December 31, 2009	At December 31, 2008
	(In thousands)	
CityCenter Holdings, LLC — CityCenter (50)%	$2,546,099	$3,581,188
Marina District Development Company — Borgata (50)%	466,774	474,171
Elgin Riverboat Resort-Riverboat Casino — Grand Victoria (50)%	296,248	296,746
MGM Grand Paradise Limited — Macau (50)%	258,465	252,060
Circus and Eldorado Joint Venture — Silver Legacy (50)%	28,345	27,912
Other	15,868	10,788
	$3,611,799	$4,642,865

The Company recorded its share of the results of operations of the unconsolidated affiliates as follows:

	Year Ended December 31, 2009	2008	2007
	(In thousands)		
Income (loss) from unconsolidated affiliates	$ (88,227)	$ 96,271	$222,162
Preopening and start-up expenses	(52,824)	(20,960)	(41,140)
Non-operating items from unconsolidated affiliates	(47,127)	(34,559)	(18,805)
	$(188,178)	$ 40,752	$162,217

Included in "Income (loss) from unconsolidated affiliates" for the year ended December 31, 2009 is the Company's share of an impairment charge relating to CityCenter residential real estate under development ("REUD"). CityCenter was required to review its REUD for impairment as of September 30, 2009, mainly due to CityCenter's September 2009 decision to discount the prices of its residential inventory by 30%. This decision and related market conditions led to CityCenter management's conclusion that the carrying value of the REUD is not recoverable based on estimates of undiscounted cash flows. As a result, CityCenter was required to compare the fair value of its REUD to its carrying value and record an impairment charge for the shortfall. Fair value of the REUD was determined using a discounted cash flow analysis based on management's current expectations of future cash flows. The key inputs in the discounted cash flow analysis included estimated sales prices of units currently under contract and new unit sales, the absorption rate over the sell-out period, and the discount rate. This analysis resulted in an impairment charge of approximately $348 million of the REUD. The Company recognized 50% of such impairment charge, adjusted by certain basis differences, resulting in a pre-tax charge of $203 million. Once the residential inventory is complete in the first quarter of 2010, CityCenter will be required to measure such inventory at the lower of a) its carrying value, or b) fair value less costs to sell. It is reasonably likely that the fair value less cost to sell of the residential inventory at completion will be below the inventory's carrying value, and that the joint venture will be required to record an additional impairment charge at that time. The Company would record 50% of any such impairment, adjusted for certain basis differences.

During 2007, sales of units at The Signature at MGM Grand were completed and the joint venture essentially ceased sales operations. The Company recognized $93 million related to its share of profit from condominium sales, based on when sales were closed in 2007. During the fourth quarter of 2007, the Company purchased the remaining 88 units in Towers B and C from the joint venture for $39 million. These units have been recorded as property, plant and equipment in the accompanying consolidated balance sheets.

CityCenter. In April 2009, the Company and Dubai World entered into an amended and restated joint venture agreement and CityCenter and its lenders entered into an amendment to the bank credit facility. These agreements provided funding for the completion of CityCenter. Under the revised agreements the Company provided an unlimited completion and cost overrun guarantee, secured by its interests in the assets of Circus Circus Las Vegas and certain adjacent undeveloped land — see Note 13 for further discussion. The credit facility agreement also allowed for the first $244 million of net residential sales proceeds to be used to fund project costs which would otherwise be funded under the new completion guarantee. In addition, the amended provisions of the joint venture agreement provide that the first $494 million of available distributions must be distributed on a priority basis to Infinity World, with the next $494 million of distributions made to the Company, and distributions shared equally thereafter.

As a result of the amendments to the joint venture agreement and the CityCenter credit facility, the Company concluded that it should reassess, as of June 30, 2009, whether CityCenter is a variable interest entity. The Company's assessment confirmed its previous conclusion that CityCenter is not a variable interest entity and the equity method of accounting remains appropriate, as equity at risk is sufficient and the equity holders continue to control CityCenter and have the right/obligation to receive/absorb expected returns/losses of CityCenter. In addition, while the Company's obligation to absorb expected losses is not proportionate to its 50% voting rights as a result of the changes to the completion guarantees, substantially all of the activities of CityCenter do not involve — and are not conducted on behalf of — the Company.

At September 30, 2009, the Company reviewed its CityCenter investment for impairment using revised operating forecasts developed by CityCenter management late in the third quarter. In addition, the impairment charge related to CityCenter's residential real estate under development discussed below further indicated that the Company's investment may have experienced an "other-than-temporary" decline in value. The Company's discounted cash flow analysis for CityCenter included estimated future cash outflows for construction and maintenance expenditures and future cash inflows from operations, including residential sales. Based on its analysis, the Company determined that the carrying value of its investment exceeded its fair value and therefore an impairment was indicated. The Company intends to and believes it will be able to retain its investment in CityCenter; however, due to the extent of the shortfall and the Company's assessment of the uncertainty of fully recovering its investment, the Company determined that the impairment was "other-than-temporary" and recorded an impairment charge of $956 million included in "Property transactions, net."

Borgata. In May 2009, the New Jersey Division of Gaming Enforcement (the "DGE") issued a report which recommended to the New Jersey Casino Control Commission (the "New Jersey Commission") that, among other things, the Company's Macau joint venture partner be found to be unsuitable and the Company be directed to disengage from any business association with such Macau joint venture partner. The Company is currently involved in constructive settlement discussions with the DGE, which have centered on the Company placing our 50% ownership interest in the Borgata Hotel Casino & Spa and related leased land in Atlantic City into a divestiture trust (the "Trust") for which the Company would be the sole economic beneficiary. Any settlement is subject to both DGE and the New Jersey Commission approval.

In February 2010, the Company entered into an amendment to its joint venture agreement with Boyd Gaming Corporation ("Boyd") to permit the transfer of its 50% ownership interest into the Trust in connection with its potential settlement agreement with the DGE. The amendment also includes the following provisions that would become effective only upon the transfer of the joint venture interests into Trust: Boyd would receive a priority partnership distribution of approximately $31 million (equal to the excess prior capital contributions by Boyd) upon successful refinancing of the Borgata credit facility; in addition, Boyd would receive a payment from the Trust equal to the greater of $10 million or 3% of the proceeds from the sale of the Company's 50% interest in Borgata.

If the Company reaches a settlement agreement with the DGE, it will discontinue the equity method of accounting for Borgata at the point the assets are placed in the Trust and will account for its rights under the trust arrangement under the cost method of accounting. Earnings and losses that relate to the investment that were previously accrued will remain as a part of the carrying amount of the investment. Distributions received by the Trust in subsequent periods that do not exceed the Company's share of earnings will be recognized currently in earnings. However, distributions to the Trust in subsequent periods that exceed the Company's share of earnings for such periods will be applied to reduce the carrying amount of the Company's investment.

In addition, due to circumstances surrounding the Company's negotiations with the DGE, the Company has reviewed the carrying value of its 50% investment in the Borgata joint venture at December 31, 2009. The Company did not record an impairment charge related to its investment in the Borgata.

Basis differences. The Company's investment in unconsolidated affiliates does not equal the venture-level equity due to various basis differences. Basis differences related to depreciable assets are being amortized based on the useful lives of the related assets and liabilities and basis differences related to non-depreciable assets are not being amortized. Differences between the Company's venture-level equity and investment balances are as follows:

	At December 31,	
	2009	2008
	(In thousands)	
Venture-level equity	$4,171,538	$3,711,900
Fair value adjustments to investments acquired in business combinations(A)	332,701	321,814
Capitalized interest(B)	382,614	236,810
Adjustment to CityCenter equity upon contribution of net assets by MGM MIRAGE(C)	(605,513)	(640,306)
CityCenter delayed equity contribution and partial completion guarantee(D)	—	883,831
New completion guarantee(D)	150,000	—
Advances to CityCenter, net of discount(E)	323,990	323,950
Write-down of CityCenter investment	(954,862)	—
Other adjustments(F)	(188,669)	(195,134)
	$3,611,799	$4,642,865

(A) Includes: a $90 million increase for Borgata, related to land; a $267 million increase for Grand Victoria, related to indefinite-lived gaming license rights; and a $25 million reduction for Silver Legacy, related to long-term assets and long-term debt.

(B) Relates to interest capitalized on the Company's investment balance during the unconsolidated affiliates' development and construction stages. Such amounts are being amortized over the life of the underlying assets.

(C) Relates to land, other fixed assets, real estate under development, and other assets — see Note 5. Amount decreased from prior year primarily related to the write-down of REUD and certain intangible assets by the joint venture.

(D) In 2008, the Company recorded increases to its investment and corresponding liabilities for its original partial completion guarantee and equity contributions, both as required under the CityCenter credit facility. These basis differences were resolved by payments made in 2009 and replacement of the original partial completion with the new completion guarantee entered into in 2009 — see Note 13.

(E) The advances to CityCenter are recognized as long-term debt by CityCenter; however, since such advances were provided at below market rates, CityCenter recorded the advances at a discount with a corresponding equity contribution. This basis difference will be resolved when the advances are repaid and upon accretion of the discount.

(F) Other adjustments include the deferred gain on the CityCenter transaction as discussed in Note 5. The deferred gain on the CityCenter transaction has been allocated to the underlying assets and will be amortized over the life of the underlying assets.

Joint venture financial information. Summarized balance sheet information of the unconsolidated affiliates is as follows:

	At December 31,	
	2009	2008
	(In thousands)	
Current assets	$ 807,343	$ 555,615
Property and other assets, net	13,206,662	11,546,361
Current liabilities	1,508,056	945,412
Long-term debt and other liabilities	4,322,204	3,908,088
Equity	8,183,745	7,248,476

Summarized results of operations of the unconsolidated affiliates are as follows:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Net revenues	$ 2,597,368	$ 2,445,835	$ 1,884,504
Operating expenses, except preopening expenses	(2,719,371)	(2,258,033)	(1,447,749)
Preopening and start-up expenses	(105,504)	(41,442)	(79,879)
Operating income (loss)	(227,507)	146,360	356,876
Interest expense	(83,449)	(81,878)	(47,618)
Other non-operating income (expense)	(36,861)	(5,660)	5,194
Net income (loss)	$ (347,817)	$ 58,822	$ 314,452

NOTE 9 — GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consisted of the following:

	At December 31,	
	2009	2008
	(In thousands)	
Goodwill:		
Mirage Resorts acquisition (2000)	$ 39,648	$ 39,648
Mandalay Resort Group acquisition (2005)	45,510	45,510
Other	1,195	1,195
	$ 86,353	$ 86,353
Indefinite-lived intangible assets:		
Detroit development rights	$ 98,098	$ 98,098
Trademarks, license rights and other	235,672	235,672
	333,770	333,770
Other intangible assets, net	10,483	13,439
	$344,253	$347,209

Changes in the recorded balances of goodwill are as follows:

	Year Ended December 31,	
	2009	2008
	(In thousands)	
Balance, beginning of year	$86,353	$ 1,262,922
Goodwill impairment charge	—	(1,168,088)
Other	—	(8,481)
Balance, end of the year	$86,353	$ 86,353

Goodwill related to the Mirage Resorts acquisition relates to Bellagio and The Mirage. The fair values of Bellagio and Mirage are substantially in excess of their carrying values including goodwill. Goodwill related to the Mandalay Resort Group acquisition was primarily assigned to Mandalay Bay, Luxor, Excalibur and Gold Strike Tunica. As a result of the Company's annual impairment test of goodwill in the fourth quarter of 2008, the Company recognized a non-cash impairment charge of goodwill of $1.2 billion — included in "Property transactions, net." Such charge solely related to goodwill recognized in the Mandalay acquisition and represents the Company's total accumulated impairment losses related to goodwill since January 1, 2002 when the Company adopted new accounting rules for goodwill and intangible assets. Assumptions used in such analysis were affected by current market conditions including: 1) lower market valuation multiples for gaming assets; 2) higher discount rates resulting from turmoil in the credit and equity markets; and 3) current cash flow forecasts for the affected resorts. The remaining balance of the Mandalay acquisition goodwill primarily relates to goodwill assigned to Gold Strike Tunica. The fair value of Gold Strike Tunica is substantially in excess of its carrying value including goodwill.

The Company's indefinite-lived intangible assets balance of $334 million includes trademarks and trade names of $217 million related to the Mandalay acquisition. As a result of the Company's annual impairment test in the fourth quarter of 2008 of indefinite-lived intangible assets, the Company recognized a non-cash impairment charge of $12 million — included in "Property transactions, net." Such charge solely related to trade names recognized in the Mandalay acquisition. The fair value of the trade names was determined using the relief-from-royalty method and was negatively affected by the factors discussed above relating to the impairment of goodwill. The Company's indefinite-lived intangible assets consist primarily of development rights in Detroit and trademarks.

The Company's remaining finite — lived intangible assets consist primarily of customer lists amortized over five years, lease acquisition costs amortized over the life of the related leases, and certain license rights amortized over their contractual life.

NOTE 10 — OTHER ACCRUED LIABILITIES

Other accrued liabilities consisted of the following:

	At December 31,	
	2009	2008
	(In thousands)	
Payroll and related	$267,795	$ 251,750
Advance deposits and ticket sales	104,911	105,809
Casino outstanding chip liability	83,957	96,365
Casino front money deposits	80,944	74,165
Other gaming related accruals	80,170	82,827
Taxes, other than income taxes	60,917	59,948
Delayed equity contribution to CityCenter	—	700,224
CityCenter completion guarantee	150,000	—
Other	95,007	178,208
	$923,701	$1,549,296

NOTE 11 — LONG-TERM DEBT

Long-term debt consisted of the following:

	At December 31,	
	2009	2008
	(In thousands)	
Senior credit facility	$ 5,511,843	$ 5,710,000
$226.3 million 6.5% senior notes, due 2009, net	—	226,720
$57.4 million 6% senior notes, due 2009, net	—	820,894
$297.0 million 9.375% senior subordinated notes, due 2010, net	298,135	305,893
$782 million 8.5% senior notes, due 2010, net	781,689	781,223
$400 million 8.375% senior subordinated notes, due 2011	400,000	400,000
$128.7 million 6.375% senior notes, due 2011, net	129,156	129,399
$544.7 million 6.75% senior notes, due 2012	544,650	544,650
$484.2 million 6.75% senior notes due 2013	484,226	484,226
$150 million 7.625% senior subordinated debentures, due 2013, net	153,190	153,960
$750 million 13% senior secured notes due 2013, net	707,144	699,440
$508.9 million 5.875% senior notes, due 2014, net	507,613	507,304
$650 million 10.375% senior secured notes, due 2014, net	633,463	—
$875 million 6.625% senior notes, due 2015, net	878,253	878,728
$242.9 million 6.875% senior notes due 2016	242,900	242,900
$732.7 million 7.5% senior notes due 2016	732,749	732,749
$100 million 7.25% senior debentures, due 2017, net	—	85,537
$743 million 7.625% senior notes due 2017	743,000	743,000
$850 million 11.125% senior secured notes, due 2017, net	828,438	—
$475 million 11.375% senior notes, due 2018, net	462,906	—
Floating rate convertible senior debentures due 2033	8,472	8,472
$0.5 million 7% debentures due 2036, net	573	573
$4.3 million 6.7% debentures, due 2096	4,265	4,265
Other notes	3,196	4,233
	14,055,861	13,464,166
Less: Current portion	(1,079,824)	(1,047,614)
	$12,976,037	$12,416,552

At December 31, 2009, outstanding senior notes due within one year of the balance sheet date were classified as current obligations as the Company's senior credit facility was fully drawn at year end. Immediately following year end, the Company repaid $1.6 billion of its senior credit facility. The senior credit facility had a total capacity of $5.5 billion consisting of a term loan facility of $2.1 billion and a revolving credit facility of $3.4 billion as of

December 31, 2009. The weighted average interest rate on outstanding borrowings under the senior credit facility at December 31, 2009 and December 31, 2008 was 6% and 3.4%, respectively. As discussed in Note 2, the Company entered into an amendment to its senior credit facility on February 25, 2010.

Interest expense, net consisted of the following:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Total interest incurred	$1,028,673	$ 795,049	$ 930,138
Interest capitalized	(253,242)	(185,763)	(215,951)
Interest allocated to discontinued operations	—	—	(5,844)
	$ 775,431	$ 609,286	$ 708,343

In conjunction with its May 2009 credit facility amendment, the Company permanently repaid $826 million of credit facility borrowings, and $400 million of previous repayments under separate amendments were treated as permanent reductions. In addition, the Company granted the lenders a security interest in the assets of Gold Strike Tunica and certain undeveloped land on the Las Vegas Strip to secure up to $300 million of obligations under the credit facility, and MGM Grand Detroit, which is a co-borrower under the credit facility, granted lenders a security interest in its assets to secure its obligations under the credit facility. For the year ended December 31, 2009, the Company recorded a loss on early retirement of debt of $23 million related to amendments to its senior credit facility recorded within "Other, net."

In May 2009, the Company issued $650 million of 10.375% senior secured notes due 2014 and $850 million of 11.125% senior secured notes due 2017 for net proceeds to the Company of approximately $1.4 billion. The notes are secured by the equity interests and substantially all of the assets of Bellagio and The Mirage, and otherwise rank equally with the Company's existing and future senior indebtedness. Upon the issuance of such notes, the holders of the Company's 13% senior secured notes due 2013 obtained an equal and ratable lien in all collateral securing these notes. The Company's 13% senior secured notes due 2013 are secured by the equity interests and assets of New York-New York and otherwise rank equally with the Company's existing and future senior indebtedness.

The Company's senior credit facility limits the Company's ability to sell assets and requires that (i) 50% of the net proceeds from certain future asset sales must be used to permanently reduce available borrowings under the senior credit facility and (ii) if MGM Grand Detroit is sold, the permanent reduction of available borrowings will not be less than $600 million. Also, under the indentures governing the Company's senior secured notes, upon consummation of a non-collateral asset sale the Company is required to use the after-tax proceeds to 1) make an investment, an acquisition, or capital expenditures; 2) permanently repay indebtedness that ranks equally in right of payment with the secured notes; or 3) make an offer to repurchase a corresponding amount of senior secured notes at par plus accrued interest. The secured note indentures also require that 75% of the consideration received for non-collateral asset sales must be in the form of cash or cash equivalents. For such purposes, any indebtedness of the Company validly released in writing in exchange for assets of the Company and any securities, notes or similar obligations converted by the Company into cash within 180 days will be deemed cash.

In June 2009, the Company redeemed the $100 million 7.25% senior debentures at a cost of $127 million. Also, in June 2009, the Company redeemed, essentially at par, $762.6 million of its 6.0% senior notes due October 2009 and $122.3 million of its 6.5% senior notes due July 2009 as a result of a tender offer process. In October 2009 the Company repaid the remaining $57.4 million of its 6.0% senior notes at maturity. The Company recorded a loss on early retirement of debt of $38 million related to these transactions recorded within "Other, net."

In September 2009, the Company issued $475 million of 11.375% senior notes due 2018 for net proceeds to the Company of $451 million which were used to pay down amounts outstanding under the senior credit facility, including a permanent reduction of $226 million as required by the senior credit facility.

During 2008, the Company executed the following transactions related to its senior notes and senior secured notes:

- Issued $750 million in aggregate principal amount of 13% senior secured notes due 2013, at a discount to yield 15% with net proceeds to the Company of $687 million;
- Redeemed $149.4 million of the aggregate outstanding principal amount of its 7% debentures due 2036 pursuant to a one-time put option by the holders of such debentures;
- Repurchased $345 million of principal amounts of various series of its outstanding senior notes at a purchase price of $263 million in open market repurchases under a plan authorized by the Company's Board of Directors; and
- Repaid the $180.4 million of 6.75% senior notes and the $196.2 million of 9.5% senior notes at maturity using borrowings under the senior credit facility.

The Company recognized a $6 million gain on the redemption of its 7% debentures and an $82 million gain on the senior note repurchases, included within "Other, net."

The credit facility amendment in May 2009 eliminated the Company's requirement to maintain a maximum leverage and interest charge ratio, and permanently waived any previous non-compliance with such ratio tests. At December 31, 2009, the Company was required to maintain a minimum trailing annual EBITDA (as defined) of $900 million. Additionally, the Company was limited to $250 million of annual capital expenditures (as defined) during 2009. At December 31, 2009, the Company was in compliance with the minimum EBITDA and maximum capital expenditures covenants.

The Company and each of its material subsidiaries, excluding MGM Grand Detroit, LLC and the Company's foreign subsidiaries, are directly liable for or unconditionally guarantee the senior credit facility, senior notes, senior debentures, and senior subordinated notes. MGM Grand Detroit, LLC is a guarantor under the senior credit facility, but only to the extent that MGM Grand Detroit, LLC borrows under such facilities. At December 31, 2009, the outstanding amount of borrowings related to MGM Grand Detroit, LLC was $450 million. See Note 19 for consolidating condensed financial information of the subsidiary guarantors and non-guarantors.

Maturities of the Company's long-term debt as of December 31, 2009 are as follows:

	(In thousands)
Years ending December 31, 2010	$ 1,080,291
2011	6,041,859
2012	545,175
2013	1,384,226
2014	1,158,900
Thereafter	3,931,939
	14,142,390
Debt premiums and discounts, net	(86,529)
	$14,055,861

The estimated fair value of the Company's long-term debt at December 31, 2009 was approximately $12.9 billion, versus its book value of $14.1 billion. At December 31, 2008, the estimated fair value of the Company's long-term debt was approximately $8.5 billion, versus its book value of $13.5 billion. The estimated fair value of the Company's senior and senior subordinated notes was based on quoted market prices on or about December 31, 2009 and 2008; the fair value of the Company's senior credit facility is determined using estimates based on recent trading prices.

NOTE 12 — INCOME TAXES

The Company recognizes deferred income tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The Company recognizes future tax benefits to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied.

Income (loss) from continuing operations before income tax includes a loss from foreign subsidiaries of $7 million in 2009. Income (loss) from foreign subsidiaries in 2008 and 2007 was not material.

The income tax (benefit) provision attributable to continuing operations and discontinued operations is as follows:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Continuing operations	$(720,911)	$186,298	$757,883
Discontinued operations	—	—	92,400
	$(720,911)	$186,298	$850,283

The income tax provision (benefit) attributable to income or loss from continuing operations before income taxes is as follows:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Current — federal	$(391,281)	$186,051	$729,249
Deferred — federal	(280,603)	(14,537)	16,921
Other noncurrent — federal	7,891	8,627	6,326
Provision (benefit) for federal income taxes	(663,993)	180,141	752,496
Current — state	1,105	8,608	2,493
Deferred — state	(59,217)	(651)	728
Other noncurrent — state	1,125	(1,800)	2,166
Provision (benefit) for state income taxes	(56,987)	6,157	5,387
Current — foreign	69	—	—
Deferred — foreign	—	—	—
Provision for foreign income taxes	69	—	—
	$(720,911)	$186,298	$757,883

A reconciliation of the federal income tax statutory rate and the Company's effective tax rate is as follows:

	Year Ended December 31,		
	2009	2008	2007
Federal income tax statutory rate	(35.0)%	(35.0)%	35.0%
State income tax (net of federal benefit)	(1.9)	0.8	0.1
Goodwill write-down	—	61.1	—
Reversal of reserves for prior tax years	—	—	(0.2)
Foreign jurisdiction losses	0.4	1.0	2.0
Domestic Production Activity deduction	—	—	(1.8)
Tax credits	(0.2)	(1.0)	(0.3)
Permanent and other items	0.9	0.9	0.3
	(35.8)%	27.8%	35.1%

The major tax-effected components of the Company's net deferred tax liability are as follows:

	At December 31, 2009	At December 31, 2008
	(In thousands)	
Deferred tax assets — federal and state		
Bad debt reserve	$ 44,817	$ 41,452
Deferred compensation	13,967	35,978
Net operating loss carryforward	5,336	1,204
Preopening and start-up costs	4,553	4,928
Accruals, reserves and other	39,221	74,916
Investments in unconsolidated affiliates	231,180	—
Stock-based compensation	49,910	50,677
Tax credits	2,491	2,491
	391,475	211,646
Less: Valuation allowance	(4,349)	(4,197)
	$ 387,126	$ 207,449
Deferred tax liabilities — federal and state		
Property and equipment	$(3,044,694)	$(3,386,798)
Long-term debt	(235,372)	(6,500)
Investments in unconsolidated affiliates	—	(91,220)
Intangibles	(99,876)	(100,976)
	(3,379,942)	(3,585,494)
Deferred taxes — foreign	—	2,034
Less: Valuation allowance	—	(2,034)
	—	—
Net deferred tax liability	$(2,992,816)	$(3,378,045)

For federal income tax purposes, the Company generated a net operating loss of $1.1 billion in 2009 and general business tax credits of $7 million in 2009 both of which it will carry back to and fully utilize in prior tax years. Consequently, the Company has recorded the tax effect of these items in "Income tax receivable" at December 31, 2009. The Company has a charitable contribution carryforward of $3 million and a foreign tax credit carryforward of $2 million that will expire if not utilized by 2014 and 2015, respectively.

For state income tax purposes, the Company has Illinois and Michigan net operating loss carryforwards of $21 million and $76 million, respectively, which equates to deferred tax assets, after federal tax effect, of $1 million and $3 million, respectively. The Illinois and Michigan net operating loss carryforwards will expire if not utilized by 2021 and 2019, respectively. The Company has New Jersey net operating loss carryforwards of $23 million, which equates to a deferred tax asset of $1 million, after federal tax effect, and before valuation allowance. The New Jersey net operating loss carryforwards will expire if not utilized by various dates from 2010 through 2029.

At December 31, 2009, there is a $2 million valuation allowance, after federal effect, provided on certain New Jersey state net operating loss carryforwards and other New Jersey state deferred tax assets and a valuation allowance of $2 million on the foreign tax credit because management believes these assets do not meet the "more likely than not" criteria for recognition. Management believes all other deferred tax assets are more likely than not to be realized because of the future reversal of existing taxable temporary differences and expected future taxable income. Accordingly, there are no other valuation allowances provided at December 31, 2009.

The Company assesses its tax position using a two-step process. A tax position is recognized if it meets a "more likely than not" threshold, and is measured at the largest amount of benefit that is greater than 50 percent likely of being realized. Uncertain tax positions must be reviewed at each balance sheet date. Liabilities recorded as a result of this analysis must generally be recorded separately from any current or deferred income tax accounts, and at December 31, 2009, the Company has classified $5 million as current in "Other accrued liabilities" and $181 million as long-term in "Other long-term obligations," based on the time until expected payment.

A reconciliation of the beginning and ending amounts of gross unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31,		
	2009	**2008**	**2007**
Gross unrecognized tax benefits at January 1	$102,783	$ 77,328	$105,139
Gross increases — Prior period tax positions	13,890	25,391	14,423
Gross decreases — Prior period tax positions	(10,372)	(12,467)	(47,690)
Gross increases — Current period tax positions	60,286	13,058	13,220
Settlements with taxing authorities	(5,210)	(527)	(7,162)
Lapse in statutes of limitations	—	—	(602)
Gross unrecognized tax benefits at December 31	$161,377	$102,783	$ 77,328

The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $34 million and $29 million at December 31, 2009 and December 31, 2008, respectively.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. The Company had $24 million and $17 million in interest related to unrecognized tax benefits accrued as of December 31, 2009 and December 31, 2008, respectively. No amounts were accrued for penalties as of either date. Income tax expense for the years ended December 31, 2009, 2008, and 2007 includes interest related to unrecognized tax benefits of $8 million, $6 million, and $7 million, respectively.

The Company files income tax returns in the U.S. federal jurisdiction, various state and local jurisdictions, and foreign jurisdictions, although the taxes paid in foreign jurisdictions are not material. As of December 31, 2009, the Company was no longer subject to examination of its U.S. consolidated federal income tax returns filed for years ended prior to 2003. In the fourth quarter of 2009, the Company reached settlement with the IRS in post-Appeals mediation with respect to issues related to a land sale transaction in 2002. The Company agreed to an additional tax liability of $2 million and associated interest for the 2002 tax year as a result of this settlement. The Company paid most of this tax and associated interest in a prior year in order to minimize the amount of interest due. All matters concerning the IRS audit of the 2001 and 2002 federal income tax returns are now settled. The IRS is currently examining the Company's federal income tax returns for the 2003 and 2004 tax years. The Company anticipates this audit will close sometime in 2010 and the Company will likely protest many of the issues under audit. Consequently, the Company does not believe that it is reasonably possible that these issues will be settled in the next twelve months. Federal income tax returns for years of the Company subsequent to 2004 are also subject to examination.

During 2009, the IRS completed its audit of the 2004 through 2006 tax years of a subsidiary of the Company treated as a partnership for income tax purposes and the Company submitted a protest to IRS Appeals with respect to issues relating to the tax treatment of payments made by the subsidiary under an agreement to develop, own and operate a hotel casino in the City of Detroit. The Company believes that it is reasonably possible that these issues may be settled in the next twelve months.

During 2009, the IRS completed its audit of an unconsolidated affiliate of the Company for the 2003 and 2004 tax years and the Company along with its joint venture partner submitted a protest to IRS Appeals of various issues raised by the IRS in the audit. It is reasonably possible that certain of these issues may be settled in the next twelve months, but others may not.

In the first quarter of 2010, the IRS informed the Company that it was closing its examination of the federal income tax return of Mandalay Resort Group for the pre-acquisition year ended April 25, 2005 and will issue a "No-Change Letter." The statute of limitations for assessing tax for the Mandalay Resort Group federal income tax return for the year ended January 31, 2005 has been extended but such return is not currently under examination by the IRS.

As of December 31, 2009, the Company was no longer subject to examination of its various state and local tax returns filed for years ended prior to 2005. During 2009, the state of Illinois notified the Company that it would initiate an audit of the Illinois combined returns of the Company for the 2006 and 2007 tax years. The Company anticipates this audit will begin during 2010. A Mandalay Resort Group subsidiary return for the pre-acquisition year ended April 25, 2005 is under examination by the City of Detroit and the statute of limitations for assessing tax will expire in 2010 unless extended. No other state or local income tax returns of the Company are currently under exam.

The Company believes that it is reasonably possible that the total amounts of unrecognized tax benefits at December 31, 2009 may decrease by a range of $0 to $9 million within the next twelve months on the expectation during such period of: (1) possible settlement of the appeal of the issues raised in the IRS audit of the 2004 through 2006 tax years of a subsidiary of the Company; (2) possible settlement of certain issues under appeal in connection with the IRS audit of the 2003 and 2004 tax years of an unconsolidated affiliate; and (3) the closure of the IRS audit of the federal income tax return of Mandalay Resort Group for the pre-acquisition year ended April 25, 2005.

NOTE 13 — COMMITMENTS AND CONTINGENCIES

Leases. The Company leases real estate and various equipment under operating and, to a lesser extent, capital lease arrangements. Certain real estate leases provide for escalation of rent based upon a specified price index and/or based upon periodic appraisals.

At December 31, 2009, the Company was obligated under non-cancelable operating leases and capital leases to make future minimum lease payments as follows:

	Operating Leases	Capital Leases
	(In thousands)	
Years ending December 31,		
2010	$15,904	$ 1,854
2011	12,768	1,644
2012	10,982	1,217
2013	7,942	37
2014	6,082	—
Thereafter	44,687	—
Total minimum lease payments	$98,365	4,752
Less: Amounts representing interest		(343)
Total obligations under capital leases		4,409
Less: Amounts due within one year		(1,698)
Amounts due after one year		$ 2,711

The current and long-term obligations under capital leases are included in "Other accrued liabilities" and "Other long-term obligations," respectively. Rental expense for operating leases, including rental expense of discontinued operations, was $24 million for December 31, 2009, $29 million for December 31, 2008, and $36 million for December 31, 2007.

North Las Vegas Strip Joint Venture. In September 2007, the Company entered into a definitive agreement with Kerzner International and Istithmar forming a joint venture to develop a multi-billion dollar integrated resort to be located on the southwest corner of Las Vegas Boulevard and Sahara Avenue. In September 2008, the Company and its partners agreed to defer additional design and pre-construction activities and amended their joint venture agreement accordingly. In April 2009, the Company funded its $13 million share of pre-development costs to date, and was relieved of its obligation to contribute land to the joint venture. Either partner now has the right to dissolve the joint venture at any time and the design and pre-construction activities will remain postponed until such time as the partners agree to move forward with the project. The Company does not expect to progress with this project until general economic conditions and the Company's financial position improve.

CityCenter completion guarantee. As discussed in Note 8, in April 2009 the Company entered into a new completion guarantee in conjunction with the CityCenter credit facility which amended the completion guarantees to a) relieve Dubai World of its completion guarantee as amounts are funded from its letter of credit, and b) require an unlimited completion and cost overrun guarantee from the Company, secured by its interests in the assets of Circus Circus Las Vegas and certain adjacent undeveloped land. Also affecting the potential exposure under the completion guarantee is the ability to utilize up to $244 million of net residential proceeds to fund construction costs, though the timing of receipt of such proceeds is uncertain. As of December 31, 2009, the Company has recorded a liability of $150 million, classified as "Other accrued liabilities," which represents the low end of its estimated range for its net obligation under the completion guarantee. The Company believes that it is reasonably possible it will be required to fund a net obligation of up to $300 million. In January and February 2010 the Company funded $217 million under the completion guarantee. CityCenter will repay such amounts to the Company from proceeds of residential units.

Other guarantees. The Company is party to various guarantee contracts in the normal course of business, which are generally supported by letters of credit issued by financial institutions. The Company's senior credit facility limits the amount of letters of credit that can be issued to $250 million, and the amount of available borrowings under the senior credit facility is reduced by any outstanding letters of credit. At December 31, 2009, the Company had provided $37 million of total letters of credit. Though not subject to a letter of credit, the Company has an agreement with the Nevada Gaming Control Board to maintain $113 million of cash at the corporate level to support normal bankroll requirements at the Company's Nevada operations.

New Jersey regulatory review of Macau investment. As a result of the DGE's investigation of the Company's relationship with its joint venture partner in Macau, the Company is involved in constructive settlement discussions with the DGE under which it would sell its 50% ownership interest in Borgata and related leased land in Atlantic City — see Note 8 for a discussion of the investigation and settlement discussions. If the Company is unable to effectuate such a settlement with the DGE, it may still be subject to action by the New Jersey Commission related to the DGE's report.

The DGE is responsible for investigating licensees and prosecuting matters before the New Jersey Commission. However, the report is merely a recommendation and is not binding on the New Jersey Commission, which has sole responsibility and authority for deciding all regulatory and licensing matters. The New Jersey Commission has not yet taken any action with respect to the report, but on July 27, 2009, the DGE submitted a letter to the New Jersey Commission recommending that the New Jersey Commission reopen the licensing of Borgata to address the ongoing suitability of the Company as a licensee; under New Jersey regulations, the New Jersey Commission is obligated to reopen the licensing. This was a procedural step required by the New Jersey Casino Control Act that does not represent a finding as to the issues raised by the DGE. The Company will have the opportunity to respond to the DGE report in an open public proceeding.

Litigation. The Company is a party to various legal proceedings, most of which relate to routine matters incidental to its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company's financial position or results of operations.

NOTE 14 — STOCKHOLDERS' EQUITY

Tender offer. In February 2008, the Company and a wholly-owned subsidiary of Dubai World completed a joint tender offer to purchase 15 million shares of Company common stock at a price of $80 per share. The Company purchased 8.5 million shares at a total purchase price of $680 million.

Stock sale to Infinity World. On October 18, 2007, the Company completed the sale of 14.2 million shares of common stock to Infinity World Investments, a wholly-owned subsidiary of Dubai World, at a price of $84 per share for total proceeds of approximately $1.2 billion. These shares were previously held by the Company as treasury stock. Proceeds from the sale were used to reduce amounts outstanding under the senior credit facility.

Secondary stock offering. In May 2009, the Company issued approximately 164.5 million shares, including approximately 21.5 million shares issued as a result of the underwriters exercising their over-allotment option, of its common stock at $7 per share, for total net proceeds to the Company of approximately $1.1 billion. A portion of the shares were previously held by the Company as treasury stock and a portion of the shares were newly issued. Proceeds from the common stock offering and concurrent offering of senior secured notes were used to repay outstanding amounts under the Company's senior credit facility and redeem certain outstanding senior debentures and senior notes and for general corporate purposes.

Stock repurchases. Share repurchases are only conducted under repurchase programs approved by the Board of Directors and publicly announced. At December 31, 2009, the Company had 20 million shares available for repurchase under the May 2008 authorization. Share repurchase activity was as follows:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
July 2004 authorization (8 million shares purchased)	$ —	$ —	$659,592
December 2007 authorization (18.1 million and 1.9 million shares purchased)	—	1,240,856	167,173
	$ —	$1,240,856	$826,765
Average price of shares repurchased	$ —	$ 68.36	$ 83.92

NOTE 15 — STOCK-BASED COMPENSATION

Information about the Company's share-based awards. The Company adopted an omnibus incentive plan in 2005 which, as amended, allows it to grant stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), and other stock-based awards to eligible directors, officers and employees of the Company and its subsidiaries. The plans are administered by the Compensation Committee (the "Committee") of the Board of Directors. The Committee has discretion under the omnibus plan regarding which type of awards to grant, the vesting and service requirements, exercise price and other conditions, in all cases subject to certain limits, including:

- As amended, the omnibus plan allows for the issuance of up to 35 million (20 million prior to an August 2008 amendment) shares or share-based awards; and

- For stock options and SARs, the exercise price of the award must be at least equal to the fair market value of the stock on the date of grant and the maximum term of such an award is 10 years.

Stock options and SARs granted under all plans generally have terms of either seven or ten years, and in most cases vest in either four or five equal annual installments. RSUs granted vest ratably over 4 years. The Company's practice is to issue new shares upon exercise or vesting of awards.

Activity under share-based payment plans. As of December 31, 2009, the aggregate number of share-based awards available for grant under the omnibus plan was 13.0 million. A summary of activity under the Company's share-based payment plans for the year ended December 31, 2009 is presented below:

Stock options and stock appreciation rights

	Shares (000's)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value ($000's)
Outstanding at January 1, 2009	25,210	$26.98		
Granted	6,814	8.38		
Exercised	(73)	12.74		
Forfeited or expired	(3,740)	21.99		
Outstanding at December 31, 2009	28,211	23.17	3.85	$10,627
Vested and expected to vest at December 31, 2009	27,786	23.33	3.82	$10,166
Exercisable at December 31, 2009	17,647	25.42	2.88	$ 723

As of December 31, 2009, there was a total of $58 million of unamortized compensation related to stock options and SARs expected to vest, which is expected to be recognized over a weighted-average period of 2.0 years. The following table includes additional information related to stock options and SARs:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Intrinsic value of share-based awards exercised or vested	$2,546	$33,342	$339,154
Income tax benefit from share-based awards exercised or vested	891	10,494	114,641
Proceeds from stock option exercises	637	14,116	97,792

Restricted stock units

	Shares (000's)	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2009	1,054	$18.93
Granted	458	11.57
Vested	(297)	18.92
Forfeited	(135)	18.63
Nonvested at December 31, 2009	1,080	15.85

As of December 31, 2009, there was a total of $55 million of unamortized compensation related to restricted stock units, which is expected to be recognized over a weighted-average period of 1.9 years. $47 million of such unamortized compensation relates to the RSUs granted in our 2008 exchange offer. RSUs granted to corporate officers are subject to certain performance requirements determined by the Committee. Such performance requirements do not apply to RSUs granted in the exchange offer.

Recognition of compensation cost. The Company recognizes the estimated fair value of stock options and SARs granted under the Company's omnibus plan based on the estimated fair value of these awards measured at the date of grant using the Black-Scholes model. For restricted stock units, compensation cost is calculated based on the fair market value of its stock on the date of grant. For stock options awards granted prior to January 1, 2006, the unamortized expense is being recognized on an accelerated basis. For all awards granted after January 1, 2006, such expense is being recognized on a straight-line basis over the vesting period of the awards. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate. The Company capitalizes stock-based compensation related to employees dedicated to construction activities. In addition, the Company charges CityCenter for stock-based compensation related to employees dedicated to CityCenter.

The following table shows information about compensation cost recognized:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Compensation cost:			
Stock options and SARs	$ 21,756	$ 37,766	$ 48,063
Restricted stock and RSUs	21,294	4,652	—
Total compensation cost	43,050	42,418	48,063
Less: CityCenter reimbursed costs	(6,415)	(6,019)	(796)
Less: Compensation cost capitalized	(64)	(122)	(1,589)
Compensation cost recognized as expense	36,571	36,277	45,678
Less: Related tax benefit	(12,689)	(12,569)	(15,734)
Compensation expense, net of tax benefit	$ 23,882	$ 23,708	$ 29,944

Compensation cost for stock options and SARs was based on the estimated fair value of each award, measured by applying the Black-Scholes model on the date of grant, using the following weighted-average assumptions:

	Year Ended December 31,		
	2009	2008	2007
Expected volatility	82%	50%	32%
Expected term	4.7 years	4.6 years	4.1 years
Expected dividend yield	0%	0%	0%
Risk-free interest rate	2.4%	2.7%	4.4%
Forfeiture rate	3.5%	3.5%	4.6%
Weighted-average fair value of options granted	$5.37	$14.49	$25.93

Expected volatility is based in part on historical volatility and in part on implied volatility based on traded options on the Company's stock. The expected term considers the contractual term of the option as well as historical exercise and forfeiture behavior. The risk-free interest rate is based on the rates in effect on the grant date for U.S. Treasury instruments with maturities matching the relevant expected term of the award.

NOTE 16 — EMPLOYEE BENEFIT PLANS

Employees of the Company who are members of various unions are covered by union-sponsored, collectively bargained, multi-employer health and welfare and defined benefit pension plans. The Company recorded an expense of $177 million in 2009, $192 million in 2008 and $194 million in 2007 under such plans. The plans' sponsors have not provided sufficient information to permit the Company to determine its share of unfunded vested benefits, if any.

The Company is self-insured for most health care benefits and workers compensation for its non-union employees. The liability for health care claims filed and estimates of claims incurred but not reported was $20 million and $22 million at December 31, 2009 and 2008, respectively. The workers compensation liability for claims filed and estimates of claims incurred but not reported was $27 million and $28 million as of December 31, 2009 and December 31, 2008, respectively. Both liabilities are included in "Other accrued liabilities."

The Company has retirement savings plans under Section 401(k) of the Internal Revenue Code for eligible employees. The plans allow employees to defer, within prescribed limits, up to 30% of their income on a pre-tax basis through contributions to the plans. The Company suspended contributions to the plan in 2009, though certain employees at MGM Grand Detroit and Four Seasons were still eligible for matching contributions. In the case of certain union employees, the Company contributions to the plan are based on hours worked. The Company recorded charges for 401(k) contributions of $25 million in 2008 and $27 million in 2007.

The Company maintains nonqualified deferred retirement plans for certain key employees. The plans allow participants to defer, on a pre-tax basis, a portion of their salary and bonus and accumulate tax deferred earnings, plus investment earnings on the deferred balances, as a deferred tax savings. Through December 31, 2008 participants earned a Company match of up to 4% of salary, net of any Company match received under the Company's 401(k) plan. In 2009, the Company suspended contributions to the plan. All employee deferrals vest immediately. The Company matching contributions vest ratably over a three-year period. The Company recorded charges for matching contributions of $1 million in both 2008 and 2007.

The Company also maintains nonqualified supplemental executive retirement plans ("SERP") for certain key employees. Until September 2008, the Company made quarterly contributions intended to provide a retirement benefit that is a fixed percentage of a participant's estimated final five-year average annual salary, up to a maximum of 65%. The Company has indefinitely suspended these contributions. Employees do not make contributions under these plans. A portion of the Company contributions and investment earnings thereon vest after three years of SERP participation and the remaining portion vests after both five years of SERP participation and 10 years of continuous service. The Company recorded expense under this plan of $4 million in 2008 and $7 million in 2007.

Pursuant to the amendments of the nonqualified deferred retirement plans and SERP plans during 2008, and consistent with certain transitional relief provided by the Internal Revenue Service pursuant to rules governing nonqualified deferred compensation, the Company permitted participants under the plans to make a one-time election to receive, without penalty, all or a portion of their respective vested account balances. Based on elections made, the Company made payments to participants of $62 million in 2009. In addition, the Company made payments of $57 million to participants in 2008 related to previous versions of these plans that were terminated during the year.

NOTE 17 — PROPERTY TRANSACTIONS, NET

Property transactions, net consisted of the following:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
CityCenter investment impairment	$ 955,898	$ —	$ —
Atlantic City Renaissance Pointe land impairment	548,347	—	—
Goodwill and other indefinite-lived intangible assets impairment	—	1,179,788	—
Other write-downs and impairments	17,629	52,170	33,624
Demolition costs	—	9,160	5,665
Insurance recoveries	(7,186)	(9,639)	(217,290)
Gain on sale of TI	(187,442)	—	—
Other net (gains) losses on asset sales or disposals	1,443	(20,730)	(8,312)
	$1,328,689	$1,210,749	$(186,313)

See Note 3 for discussion of the Atlantic City Renaissance Pointe land impairment and Note 8 for discussion of the Company's CityCenter investment impairment. Other write-downs in 2009 included the write-down of the Detroit temporary casino and write-off of various abandoned construction projects.

See discussion of goodwill and other indefinite-lived intangible assets impairment charge recorded in 2008 in Note 9. Other write-downs and impairments in 2008 included $30 million related to land and building assets of Primm Valley Golf Club. The 2008 period also includes demolition costs associated with various room remodel projects and a gain on the sale of an aircraft of $25 million.

Write-downs and impairments in 2007 included write-offs related to discontinued construction projects and a write-off of the carrying value of the Nevada Landing building assets due to its closure in March 2007. The 2007 period also includes demolition costs primarily related to the Mandalay Bay room remodel.

Insurance recoveries in 2009 and 2008 related to the insurance recoveries received related to property damage from the Monte Carlo fire in excess of the book value of the damaged assets and post-fire costs incurred. Insurance recoveries in 2007 related to the insurance recoveries received related to property damage from Hurricane Katrina in excess of the book value of the damaged assets and post-storm costs incurred — see Note 2.

NOTE 18 — RELATED PARTY TRANSACTIONS

The Company and CityCenter have entered into agreements whereby the Company is responsible for management of the design, planning, development and construction of CityCenter and is managing the operations of CityCenter for a fee. The Company is being reimbursed for certain costs in performing its development and management services. During the years ended December 31, 2009 and 2008, the Company incurred $95 million and $46 million, respectively of costs reimbursable by the joint venture, primarily for employee compensation and certain allocated costs. As of December 31, 2009, CityCenter owes the Company $52 million for unreimbursed development and operations services costs.

Borgata leases 10 acres from the Company on a long-term basis for use in its current operations and for its expansion, and nine acres from the Company on a short-term basis for surface parking. Total payments received from Borgata under these lease agreements were $6 million in each of the years ended December 31, 2009, 2008 and 2007.

The Company paid legal fees to a firm that was affiliated with the Company's former general counsel. Payments to the firm totaled $15 million, $10 million, and $11 million for the years ended December 31, 2009, 2008, and 2007, respectively. The Company owed the firm $1 million and $2 million at December 31, 2009 and 2008, respectively.

Members of the Company's Board of Directors, senior management, and Tracinda signed contracts in 2007 for the purchase of condominium units at CityCenter, at prices consistent with prices charged to unrelated third parties, when CityCenter was a wholly-owned development. The Company collected $6 million of deposits related to such purchases in 2007.

NOTE 19 — CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The Company's subsidiaries (excluding MGM Grand Detroit, LLC and certain minor subsidiaries) have fully and unconditionally guaranteed, on a joint and several basis, payment of the senior credit facility, and the senior and senior subordinated notes of the Company and its subsidiaries. Separate condensed consolidating financial statement information for the subsidiary guarantors and non-guarantors as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 is as follows:

	At December 31, 2009				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
BALANCE SHEET					
Current assets	$ 2,143,019	$ 810,991	$ 99,491	$ —	$ 3,053,501
Property and equipment, net	—	14,391,733	690,191	(11,972)	15,069,952
Investments in subsidiaries	17,927,664	447,336	—	(18,375,000)	—
Investments in and advances to unconsolidated affiliates	—	3,353,334	258,465	—	3,611,799
Other non-current assets	152,205	507,500	123,253	—	782,958
	$20,222,888	$19,510,894	$1,171,400	$(18,386,972)	$22,518,210
Current liabilities	$ 344,707	$ 926,780	$ 32,290	$ —	$ 1,303,777
Current portion of long-term debt	1,079,824	—	—	—	1,079,824
Intercompany accounts	(227,808)	120,603	107,205	—	—
Deferred income taxes	3,031,303	—	—	—	3,031,303
Long-term debt	11,929,050	596,987	450,000	—	12,976,037
Other long-term obligations	195,380	60,867	590	—	256,837
Stockholders' equity	3,870,432	17,805,657	581,315	(18,386,972)	3,870,432
	$20,222,888	$19,510,894	$1,171,400	$(18,386,972)	$22,518,210

	For The Year Ended December 31, 2009				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
STATEMENT OF OPERATIONS					
Net revenues	$ —	$5,435,274	$543,315	$ —	$ 5,978,589
Equity in subsidiaries' earnings	(834,524)	65,531	—	768,993	—
Expenses:					
Casino and hotel operations	14,368	3,223,607	301,331	—	3,539,306
General and administrative	9,584	996,310	94,299	—	1,100,193
Corporate expense	33,265	114,394	(3,895)	—	143,764
Preopening and start-up expenses	—	53,013	—	—	53,013
Property transactions, net	—	1,321,353	7,336	—	1,328,689
Depreciation and amortization	—	648,703	40,570	—	689,273
	57,217	6,357,380	439,641	—	6,854,238
Income (loss) from unconsolidated affiliates	—	(112,856)	24,629	—	(88,227)
Operating income (loss)	(891,741)	(969,431)	128,303	768,993	(963,876)
Interest expense, net	(946,953)	207,252	(23,426)	—	(763,127)
Other, net	(192,457)	(62,537)	(30,596)	—	(285,590)
Income (loss) from continuing operations before income taxes	(2,031,151)	(824,716)	74,281	768,993	(2,012,593)
Provision for income taxes	739,469	(13,726)	(4,832)	—	720,911
Income (loss) from continuing operations	(1,291,682)	(838,442)	69,449	768,993	(1,291,682)
Net income (loss)	$(1,291,682)	$ (838,442)	$ 69,449	$768,993	$(1,291,682)

	For The Year Ended December 31, 2009				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
STATEMENT OF CASH FLOWS					
Cash flows from operating activities					
Net cash provided by (used in) operating activities	$ (652,977)	$ 1,154,595	$ 86,296	$ —	$ 587,914
Cash flows from investing activities					
Capital expenditures, net of construction payables	—	(135,211)	(1,639)	—	(136,850)
Proceeds from the sale of TI	—	746,266	—	—	746,266
Investments in and advances to unconsolidated affiliates	—	(956,550)	—	(7,135)	(963,685)
Property damage insurance recoveries	—	7,186	—	—	7,186
Dispositions of property and equipment	—	22,291	—	—	22,291
Other	—	(5,463)	—	—	(5,463)
Net cash used in investing activities	—	(321,481)	(1,639)	(7,135)	(330,255)
Cash flows from financing activities					
Net borrowings (repayments) under bank credit facilities — maturities of 90 days or less	(983,593)	—	(43,600)	—	(1,027,193)
Borrowings under bank credit facilities — maturities longer than 90 days	6,041,492	—	730,000	—	6,771,492
Repayments under bank credit facilities — maturities longer than 90 days	(5,302,455)	—	(640,000)	—	(5,942,455)
Issuance of long-term debt	1,921,751	—	—	—	1,921,751
Retirement of senior notes	(820,010)	(356,442)	—	—	(1,176,452)
Debt issuance costs	(112,055)	—	—	—	(112,055)
Issuance of common stock	1,103,738	680	—	—	1,104,418
Issuance of common stock upon exercise of stock awards	637	—	—	—	637
Intercompany accounts	1,247,519	(1,222,105)	(32,549)	7,135	—
Payment of Detroit Economic Development Corporation bonds	—	—	(49,393)	—	(49,393)
Other	2,543	(4,480)	(63)	—	(2,000)
Net cash provided by (used in) financing activities	3,099,567	(1,582,347)	(35,605)	7,135	1,488,750
Cash and cash equivalents					
Net increase (decrease) for the year	2,446,590	(749,233)	49,052	—	1,746,409
Cash related to assets held for sale	—	14,154	—	—	14,154
Balance, beginning of year	2,665	262,494	30,485	—	295,644
Balance, end of year	$ 2,449,255	$ (472,585)	$ 79,537	$ —	$ 2,056,207

	At December 31, 2008				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
BALANCE SHEET					
Current assets	$ 126,009	$ 1,346,094	$ 60,927	$ —	$ 1,533,030
Property and equipment, net	—	15,564,669	736,457	(11,972)	16,289,154
Investments in subsidiaries	18,920,844	504,684	—	(19,425,528)	—
Investments in and advances to unconsolidated affiliates	—	4,389,058	253,807	—	4,642,865
Other non-current assets	194,793	500,717	114,157	—	809,667
	$19,241,646	$22,305,222	$1,165,348	$(19,437,500)	$23,274,716
Current liabilities	$ 862,648	$ 1,056,311	$ 36,003	$ —	$ 1,954,962
Current portion of long-term debt	821,284	226,330	—	—	1,047,614
Intercompany accounts	(1,501,070)	1,451,897	49,173	—	—
Deferred income taxes	3,441,198	—	—	—	3,441,198
Long-term debt	11,320,620	692,332	403,600	—	12,416,552
Other long-term obligations	322,605	66,642	50,782	—	440,029
Stockholders' equity	3,974,361	18,811,710	625,790	(19,437,500)	3,974,361
	$19,241,646	$22,305,222	$1,165,348	$(19,437,500)	$23,274,716

	For The Year Ended December 31, 2008				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
STATEMENT OF OPERATIONS					
Net revenues	$ —	$6,623,068	$585,699	$ —	$7,208,767
Equity in subsidiaries' earnings	(262,825)	49,450	—	213,375	—
Expenses:					
Casino and hotel operations	14,173	3,688,837	331,364	—	4,034,374
General and administrative	9,485	1,161,197	108,262	—	1,278,944
Corporate expense	13,869	94,958	452	—	109,279
Preopening and start-up expenses	—	22,924	135	—	23,059
Property transactions, net	—	1,204,721	6,028	—	1,210,749
Depreciation and amortization	—	724,556	53,680	—	778,236
	37,527	6,897,193	499,921	—	7,434,641
Income from unconsolidated affiliates	—	84,942	11,329	—	96,271
Operating income (loss)	(300,352)	(139,733)	97,107	213,375	(129,603)
Interest expense, net	(517,971)	(58,468)	(16,327)	—	(592,766)
Other, net	140,968	(61,466)	(26,121)	—	53,381
Income (loss) from continuing operations before income taxes	(677,355)	(259,667)	54,659	213,375	(668,988)
Provision for income taxes	(177,931)	(3,158)	(5,209)	—	(186,298)
Income (loss) from continuing operations	(855,286)	(262,825)	49,450	213,375	(855,286)
Net income (loss)	$(855,286)	$ (262,825)	$ 49,450	$213,375	$ (855,286)

	For The Year Ended December 31, 2008				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
STATEMENT OF CASH FLOWS					
Cash flows from operating activities					
Net cash provided by (used in) operating activities	$ (977,381)	$ 1,650,663	$ 79,750	$ —	$ 753,032
Cash flows from investing activities					
Capital expenditures, net of construction payables	—	(777,033)	(4,721)	—	(781,754)
Investments in and advances to unconsolidated affiliates	—	(1,274,814)	—	(4,648)	(1,279,462)
Property damage insurance recoveries	—	21,109	—	—	21,109
Dispositions of property and equipment	—	85,968	—	—	85,968
Other	—	(27,301)	—	—	(27,301)
Net cash used in investing activities	—	(1,972,071)	(4,721)	(4,648)	(1,981,440)
Cash flows from financing activities					
Net borrowings (repayments) under bank credit facilities — maturities of 90 days or less	2,907,400	—	(146,950)	—	2,760,450
Borrowings under bank credit facilities — maturities longer than 90 days	7,820,000	—	350,000	—	8,170,000
Repayments under bank credit facilities — maturities longer than 90 days	(8,290,000)	—	(160,000)	—	(8,450,000)
Issuance of long-term debt	699,441	(951)	—	—	698,490
Retirement of senior notes	(341,565)	(447,581)	—	—	(789,146)
Debt issuance costs	(48,700)	—	—	—	(48,700)
Issuance of common stock upon exercise of stock awards	22,288	(8,172)	—	—	14,116
Purchases of common stock	(1,240,856)	—	—	—	(1,240,856)
Intercompany accounts	(575,941)	693,526	(122,233)	4,648	—
Excess tax benefits from stock-based compensation	10,690	(1,181)	—	—	9,509
Other (used in)	—	(1,722)	(59)	—	(1,781)
Net cash provided by financing activities	962,757	233,919	(79,242)	4,648	1,122,082
Cash and cash equivalents					
Net decrease for the year	(14,624)	(87,489)	(4,213)	—	(106,326)
Cash related to assets held for sale	—	(14,154)	—	—	(14,154)
Balance, beginning of year	17,289	364,137	34,698	—	416,124
Balance, end of year	$ 2,665	$ 262,494	$ 30,485	$ —	$ 295,644

	For The Year Ended December 31, 2007				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
STATEMENT OF OPERATIONS					
Net revenues	$ —	$ 7,204,278	$487,359	$ —	$ 7,691,637
Equity in subsidiaries' earnings	2,982,008	34,814	—	(3,016,822)	—
Expenses:					
Casino and hotel operations	14,514	3,738,593	274,451	—	4,027,558
General and administrative	11,455	1,167,233	73,264	—	1,251,952
Corporate expense	35,534	158,359	—	—	193,893
Preopening and start-up expenses	731	28,264	63,110	—	92,105
Property transactions, net	—	(186,313)	—	—	(186,313)
Gain on CityCenter transaction	—	(1,029,660)	—	—	(1,029,660)
Depreciation and amortization	1,497	667,015	31,822	—	700,334
	63,731	4,543,491	442,647	—	5,049,869
Income from unconsolidated affiliates	—	222,162	—	—	222,162
Operating income	2,918,277	2,917,763	44,712	(3,016,822)	2,863,930
Interest expense, net	(599,178)	(86,473)	(5,482)	—	(691,133)
Other, net	575	(14,890)	(54)	—	(14,369)
Income from continuing operations before income taxes	2,319,674	2,816,400	39,176	(3,016,822)	2,158,428
Provision for income taxes	(731,456)	(22,065)	(4,362)	—	(757,883)
Income from continuing operations	1,588,218	2,794,335	34,814	(3,016,822)	1,400,545
Discontinued operations	(3,799)	187,673	—	—	183,874
Net income	$1,584,419	$ 2,982,008	$ 34,814	$(3,016,822)	$ 1,584,419

	For The Year Ended December 31, 2007				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
STATEMENT OF CASH FLOWS					
Cash flows from operating activities					
Net cash provided by (used in) operating activities	$(1,098,889)	$ 2,008,888	$ 84,417	$ —	$ 994,416
Cash flows from investing activities					
Capital expenditures, net of construction payables	—	(2,551,123)	(366,286)	—	(2,917,409)
Proceeds from contribution of CityCenter	—	2,468,652	—	—	2,468,652
Proceeds from disposals of discontinued operations, net	—	578,873	—	—	578,873
Purchase of convertible note	—	(160,000)	—	—	(160,000)
Investments in and advances to unconsolidated affiliates	—	(7,337)	(19,402)	(4,681)	(31,420)
Property damage insurance recoveries	—	207,289	—	—	207,289
Dispositions of property and equipment	—	47,571	—	—	47,571
Other	—	37,802	(22,057)	—	15,745
Net cash provided by (used in) investing activities	—	621,727	(407,745)	(4,681)	209,301
Cash flows from financing activities					
Net borrowings (repayments) under bank credit facilities — maturities of 90 days or less	(654,000)	—	251,700	—	(402,300)
Borrowings under bank credit facilities — maturities longer than 90 days	6,750,000	—	—	—	6,750,000
Repayments under bank credit facilities — maturities longer than 90 days	(7,500,000)	—	—	—	(7,500,000)
Issuance of long-term debt	750,000	—	—	—	750,000
Retirement of senior notes	(710,000)	(692,233)	—	—	(1,402,233)
Debt issuance costs	(5,983)	—	—	—	(5,983)
Issuance of common stock	1,192,758	—	—	—	1,192,758
Issuance of common stock upon exercise of stock awards	97,792	—	—	—	97,792
Purchases of common stock	(826,765)	—	—	—	(826,765)
Intercompany accounts	1,912,004	(1,986,354)	69,669	4,681	—
Excess tax benefits from stock-based compensation	102,479	—	—	—	102,479
Other	—	3,470	245	—	3,715
Net cash provided by (used in) financing activities	1,108,285	(2,675,117)	321,614	4,681	(1,240,537)
Cash and cash equivalents					
Net increase (decrease) for the year	9,396	(44,502)	(1,714)	—	(36,820)
Balance, beginning of year	7,892	410,354	34,698	—	452,944
Balance, end of year	$ 17,288	$ 365,852	$ 32,984	$ —	$ 416,124

NOTE 20 — SELECTED QUARTERLY FINANCIAL RESULTS (UNAUDITED)

	Quarter				
	First	Second	Third	Fourth	Total
	(In thousands, except per share amounts)				
2009					
Net revenues	$1,498,795	$1,494,155	$1,533,223	$ 1,452,416	$ 5,978,589
Operating income (loss)	355,099	131,099	(963,419)	(486,655)	(963,876)
Income (loss) from continuing operations	105,199	(212,575)	(750,388)	(433,918)	(1,291,682)
Net income (loss)	105,199	(212,575)	(750,388)	(433,918)	(1,291,682)
Basic income (loss) per share:					
Income (loss) from continuing operations	$ 0.38	$ (0.60)	$ (1.70)	$ (0.98)	$ (3.41)
Net income (loss)	0.38	(0.60)	(1.70)	(0.98)	(3.41)
Diluted income (loss) per share:					
Income (loss) from continuing operations	$ 0.38	$ (0.60)	$ (1.70)	$ (0.98)	$ (3.41)
Net income (loss)	0.38	(0.60)	(1.70)	(0.98)	(3.41)
2008					
Net revenues	$1,893,391	$1,905,333	$1,785,531	$ 1,624,512	$ 7,208,767
Operating income (loss)	341,288	333,784	241,557	(1,046,232)	(129,603)
Income (loss) from continuing operations	118,346	113,101	61,278	(1,148,011)	(855,286)
Net income (loss)	118,346	113,101	61,278	(1,148,011)	(855,286)
Basic income (loss) per share:					
Income (loss) from continuing operations	$ 0.41	$ 0.41	$ 0.22	$ (4.15)	$ (3.06)
Net income (loss)	0.41	0.41	0.22	(4.15)	(3.06)
Diluted income (loss) per share:					
Income (loss) from continuing operations	$ 0.40	$ 0.40	$ 0.22	$ (4.15)	$ (3.06)
Net income (loss)	0.40	0.40	0.22	(4.15)	(3.06)

Because income per share amounts are calculated using the weighted average number of common and dilutive common equivalent shares outstanding during each quarter, the sum of the per share amounts for the four quarters may not equal the total income per share amounts for the year.

As discussed in Note 3, the Company recorded a $548 million impairment charge related to its Renaissance Pointe Land. The impairment was recorded in the fourth quarter of 2009, and resulted in a $0.73 impact on fourth quarter of 2009 diluted loss per share and a $0.85 impact on full year 2009 diluted loss per share.

As discussed in Note 8, the Company recorded a $956 million impairment charge related to its CityCenter investment and a $203 million charge related to its share of the CityCenter residential impairment. These impairments were recorded in the third quarter of 2009, and resulted in a $1.70 impact on third quarter of 2009 diluted loss per share and a $1.98 impact on full year 2009 diluted loss per share.

As discussed in Note 3, the Company recorded a $176 impairment charge related to its M Resort convertible note. The impairment was recorded in the second quarter of 2009, and resulted in a $0.32 impact on second quarter of 2009 diluted loss per share and a $0.30 impact on full year 2009 diluted loss per share.

As discussed in Note 4, the Company sold TI in the first quarter of 2009 and recorded a gain of $187 million. The sale resulted in an impact of $0.44 on first quarter of 2009 diluted income per share and a $0.31 impact on the full year 2009 diluted loss per share.

As discussed in Note 9, the Company recorded a $1.2 billion impairment charge related to goodwill and indefinite-lived intangible assets recognized in the Mandalay acquisition in 2005. The impairment was recorded in the fourth quarter of 2008, and resulted in a $4.25 impact on fourth quarter 2008 diluted loss per share and a $4.20 impact on full year 2008 diluted loss per share.

INVESTOR INFORMATION

Common Stock Information

The following table represents the high and low trading prices of the Company's common stock.

For the years ended December 31,	2009		2008	
	HIGH	LOW	HIGH	LOW
First Quarter	**$16.89**	**$1.81**	$84.92	$57.26
Second Quarter	**14.01**	**2.34**	62.90	33.00
Third Quarter	**14.25**	**5.34**	38.49	21.65
Fourth Quarter	**12.72**	**8.54**	27.70	8.00

The Company's common stock is listed on the New York Stock Exchange under the symbol MGM. There were approximately 4,348 record holders of our common stock as of February 16, 2010. We have not paid dividends on our common stock in the last two fiscal years. We intend to retain our earnings to fund the operation of our business, to service and repay our debt, to make strategic investments in high return growth projects at our proven resorts, to repurchase shares of common stock and to reserve our capital to raise our capacity to capture investment opportunities overseas and in emerging markets. Furthermore, as a holding company with no independent operations, our ability to pay dividends will depend upon the receipt of dividends and other payments from our subsidiaries. Our senior credit facility contains financial covenants that could restrict our ability to pay dividends. Our Board of Directors periodically reviews our policy with respect to dividends, and any determination to pay dividends in the future will be at the sole discretion of the Board of Directors.

Forward-Looking Statements

This Annual Report contains some forward-looking statements which are subject to change. Actual results may differ materially from those described in any forward-looking statement. Additional information concerning potential factors that could affect our future results is included under item 1A – Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2009. This statement is provided as permitted by the U.S. Private Securities Litigation Reform Act of 1995.

Form 10-K

A copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to any stockholder upon written request to:

Mr. John McManus
Senior Vice President, Acting General Counsel and Secretary
MGM MIRAGE
3950 Las Vegas Blvd. South
Las Vegas, NV 89119

Stock Performance Graph

The Graph to the right compares the cumulative 5-year total return* of holders of MGM MIRAGE'S common stock with the cumulative total returns of the Dow Jones US Total market index and the Dow Jones US Gambling index. The graph tracks the performance of a $100 investment in our common stock and in each of the indexes (with the reinvestment of all dividends) from 12/31/2004 to 12/31/2009.

Comparison of 5 year cumulative total return*
Among MGM MIRAGE, The Dow Jones US Index
And The Dow Jones US Gambling Index

$250
$200
$150
$100
$50
$0
12/04 12/05 12/06 12/07 12/08 12/09

MGM Mirage — Dow Jones US — Dow Jones US Gambling

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

	12/04	12/05	12/06	12/07	12/08	12/09
MGM MIRAGE	100.00	100.82	157.68	231.01	37.83	25.08
Dow Jones US	100.00	106.32	122.88	130.26	81.85	105.42
Dow Jones US Gambling	100.00	101.44	147.81	169.69	45.64	71.07

New York Stock Exchange Corporate Governance Matters

Pursuant to Section 303A.12 (a) of the NYSE Listed-Company Manual, MGM MIRAGE'S CEO must certify to the NYSE each year (i) whether or not he is aware of any violations of the NYSE Corporate Governance listing standards and (ii) that the Section 302 Certifications of Sarbanes-Oxley Act were filed with the SEC. On June 11, 2009, Mr. James J. Murren submitted the Annual CEO Certification to the NYSE, which stated that he was not aware of any violations. Additionally, on February 26, 2010 MGM MIRAGE filed its Form 10-K with the SEC for the year ended 2009, which included the Section 302 certifications.

Transfer Agent and Registrar For Common Stock

BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310-1900
(800) 358-2066 United States
(201) 680-6578 Foreign
(800) 231-5469 TDD for Hearing Impaired
(201) 680-6610 TDD for Foreign Stockholders
www.bnymellon.com/shareowner/isd

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
3883 Howard Hughes Parkway
Suite 400
Las Vegas, NV 89169

CORPORATE INFORMATION

DIRECTORS

James J. Murren
Director/Officer
Chairman and Chief Executive Officer
MGM MIRAGE

Robert H. Baldwin
Director/Officer
Chief Design and Construction Officer
MGM MIRAGE

William A. Bible
Director

Burton M. Cohen
Director

Willie D. Davis
Director
President
All-Pro Broadcasting, Inc.,
a radio broadcasting company

Kenny C. Guinn
Director
Governor of the State of Nevada,
1999-2006

Alexis M. Herman
Director
President and Chief Executive Officer
New Ventures, a corporate consulting company

Roland Hernandez
Director
President, Hernandez Media Ventures,
a privately held media assets company

Kirk Kerkorian
Director
President and Chief Executive Officer
Tracinda Corporation,
a private investment company

Anthony L. Mandekic
Director
Secretary/Treasurer,
Tracinda Corporation,
a private investment company

Rose McKinney-James
Director
Managing Principal,
McKinney-James and Associates,
a government affairs firm

Daniel J. Taylor
Director
Executive, Tracinda Corporation
a private investment company

Melvin B. Wolzinger
Director

OFFICERS

Daniel J. D'Arrigo
Executive Vice President,
Chief Financial Officer and Treasurer

Aldo Manzini
Executive Vice President and
Chief Administrative Officer

Robert C. Selwood
Executive Vice President and
Chief Accounting Officer

Rick Arpin
Senior Vice President – Corporate Controller

Alan M. Feldman
Senior Vice President – Public Affairs

James A. Freeman
Senior Vice President –
Capital Markets and Strategy

Phyllis A. James
Senior Vice President, Deputy General Counsel

John M. McManus
Senior Vice President, Acting General
Counsel and Secretary

Shawn T. Sani
Senior Vice President – Taxes

William M. Scott IV
Senior Vice President, Deputy General
Counsel

CORPORATE DIRECTORY

MGM MIRAGE
3600 Las Vegas Blvd. South
Las Vegas, NV 89109
1-702-693-8077
www.mgmmirage.com

Bellagio
Las Vegas, NV
1-702-693-7111
www.bellagio.com

MGM Grand Las Vegas
Las Vegas, NV
1-702-891-1111
www.mgmgrand.com

Mandalay Bay
Las Vegas, NV
1-702-632-7777
www.mandalaybay.com

Four Seasons Hotel Las Vegas
Las Vegas, NV
1-702-632-5000
www.fourseasons.com/lasvegas

The Mirage
Las Vegas, NV
1-702-791-7111
www.mirage.com

Luxor
Las Vegas, NV
1-702-262-4000
www.luxor.com

New York-New York
Hotel & Casino
Las Vegas, NV
1-702-740-6969
www.nynyhotelcasino.com

Excalibur
Las Vegas, NV
1-702-597-7777
www.excalibur.com

Monte Carlo
Las Vegas, NV
1-702-730-7777
www.montecarlo.com

CityCenter
Las Vegas, NV
1-702-590-7111
www.citycenter.com

ARIA Resort and Casino
Las Vegas, NV
1-866-359-7111
www.arialasvegas.com

Vdara Hotel & Spa
Las Vegas, NV
1-866-745-7111
www.vdara.com

Crystals
Retail and Entertainment
Las Vegas, NV
1-866-754-2489
www.crystalsatcitycenter.com

Mandarin Oriental, Las Vegas
Las Vegas, NV
1-702-590-8888
www.mandarinoriental.com/
lasvegas

Circus Circus Las Vegas
Las Vegas, NV
1-702-734-0410
www.circuscircus.com

Circus Circus Reno
Reno, NV
1-775-329-0711
www.circusreno.com

Gold Strike Jean
Jean, NV
1-702-477-5000
www.goldstrikejean.com

Railroad Pass
Henderson, NV
1-702-294-5000
www.railroadpass.com

MGM Grand Detroit
Detroit, MI
1-313-465-1777
www.mgmgranddetroit.com

Beau Rivage
Biloxi, MS
1-228-386-7111
www.beaurivage.com

Gold Strike Tunica
Tunica, MS
1-662-357-1111
www.goldstrike.com

Silver Legacy
Reno, NV
1-775-329-4777
www.silverlegacyreno.com

Grand Victoria
Elgin, IL
1-847-468-7000
www.grandvictoria.com

MGM Macau
Macau, S.A.R.
853-8802-8888
www.mgmgrandmacau.com

A COMMITMENT TO SUCCEED



© CLAES OLDENBURG AND COOSJE VAN BRUGGEN - "TYPEWRITER ERASER, SCALE X" 1998-1999


MGM MIRAGE